Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Report	1-5

Consolidated Financial Statements

Consolidated Statements of Financial Position	7

Consolidated Statements of Comprehensive Income	8-9

Consolidated Statements of Changes in Equity	10

Consolidated Statements of Cash Flows	11-12

Notes to the Consolidated Financial Statements	13-169

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as at December 31, 2020, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter:

The impairment guidance under Korean IFRS 1109 Financial Instruments requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a measurement model that encompasses probability of default, loss given default and forward looking information utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimation of future forecast cash flow with a relatively high degree of management’s estimation and judgment, and collective assessment of expected credit losses involves a variety of complex variables and assumptions that require management’s estimation and judgment. Due to these facts, expected credit losses of loans measured at amortized costs are determined as a key audit matter. In addition, the Group considered that loans subject to payment deferral or interest deferral under the government’s COVID-19 relief package posed significantly higher credit risks leading to its assessment of more likelihood of default. Such estimation on expected credit losses involved higher degree of judgment.

As described in Note 10, loans measured at amortized cost subject to individual or collective assessments amount to 304,702,706 million won, with allowances for credit losses of 1,908,524 million won as of December 31, 2020. Significantly affected subsidiary is Woori Bank.

How our audit addressed the key audit matter:

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and collateral valuation. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical operating performance and current market conditions. Additionally, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS 1109 Financial Instruments. As explained in Note 2, management assessed credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognized 12-months of expected credit losses. To calculate expected credit losses, management applied forward-looking information, probability of default and loss given default estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflected both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages(Stage 1, 2 and 3) depending on how significantly credit risk was increased.

We used risk specialists to test the appropriateness of management’s methodologies of reflecting forward-looking information in the estimation of expected credit loss by adjusting the probability of default and loss given default after statistically analyzing the correlation between forward-looking information and probability of default or loss given default. Moreover, we tested the reasonableness and mathematical accuracy of the result through recalculation and examination of supporting data.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we tested reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and tested management’s default and loss data by agreeing them with relevant evidence.

Furthermore, we tested reasonableness of stage allocation of loans subject to COVID-19 payment relief attributable to significant increase in credit risk. We also tested key assumptions used in calculation of probability of default and required disclosures. We verified accuracy and completeness of aggregation of loans subject to the deferral, and accuracy of calculation of loss allowances.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by Deloitte Anjin LLC auditor who expressed an unqualified opinion on those statements on March 16, 2020.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sung-jae Lim, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2021

This report is effective as of March 12, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	9,990,983	6,392,566
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18 and 26)	14,762,941	8,069,144
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	30,028,929	27,730,531
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,020,839	20,320,539
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 41)	320,106,078	293,717,693
Investments in joint ventures and associates (Note 13)	993,291	806,360
Investment properties (Note 14 and 18)	387,464	280,239
Premises and equipment (Notes 15 and 18)	3,287,198	3,364,716
Intangible assets (Note 16)	792,077	844,110
Assets held for sale (Note 17)	60,002	10,556
Net defined benefit asset (Note 24)	5,658	2,582
Current tax assets (Note 38)	75,655	47,367
Deferred tax assets (Note 38)	46,088	39,544
Derivative assets (Designated for hedging) (Notes 4,11,12 and 26)	174,820	121,131
Other assets (Notes 19 and 41)	1,348,994	233,646

Total assets	399,081,017	361,980,724

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 12, 20 and 26)	6,813,822	2,958,302
Deposits due to customers (Notes 4,11,21 and 41)	291,477,279	264,685,578
Borrowings (Notes 4, 11, 12 and 22)	20,745,466	18,998,920
Debentures (Notes 4, 11 and 22)	37,479,358	30,858,055
Provisions (Notes 23, 40 and 41)	501,643	443,980
Net defined benefit liability (Note 24)	52,237	92,470
Current tax liabilities (Note 38)	370,718	182,690
Deferred tax liabilities (Note 38)	160,250	134,322
Derivative liabilities (Designated for hedging) (Notes 4,11,12 and 26)	64,769	6,837
Other financial liabilities (Notes 4,11,12, 25 and 41)	14,215,817	17,706,767
Other liabilities (Notes 25 and 41)	473,813	420,471

Total liabilities	372,355,172	336,488,392

EQUITY
Owners’ equity (Note 28)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,366	997,544
Capital surplus	626,111	626,295
Other equity	(2,347,472)	(2,249,322)
Retained earnings	19,268,265	18,524,515

	23,053,608	21,510,370

Non-controlling interests	3,672,237	3,981,962

Total equity	26,725,845	25,492,332

Total liabilities and equity	399,081,017	361,980,724

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions)
Interest income	9,523,853	10,576,770
Financial assets at FVTPL	48,612	50,619
Financial assets at FVTOCI	437,527	474,751
Financial assets at amortized cost	9,037,714	10,051,400
Interest expense	(3,525,341)	(4,683,064)

Net interest income (Notes 11, 30 and 41)	5,998,512	5,893,706

Fees and commissions income	1,694,016	1,709,326
Fees and commissions expense	(679,977)	(606,698)

Net fees and commissions income (Notes 11, 31 and 41)	1,014,039	1,102,628

Dividend income (Notes 11, 32 and 41)	138,543	107,959
Net gain on financial instruments at FVTPL (Notes 11, 33 and 41)	421,709	25,455
Net gain on financial assets at FVTOCI (Notes 11 and 34)	24,138	11,015
Net gain arising on financial assets at amortized cost (Note 11)	44,443	102,115
Impairment losses due to credit loss (Notes 35 and 41)	(784,371)	(374,244)
General and administrative expense (Notes 36 and 41)	(3,956,181)	(3,766,077)
Other net operating expense (Notes 11, 26, 36 and 41)	(820,438)	(302,581)

Operating income	2,080,394	2,799,976
Share of gain of joint ventures and associates (Note 13)	101,077	83,997
Other non-operating expense	(180,220)	(160,924)

Non-operating expense (Note 37)	(79,143)	(76,927)

Net income before income tax expense	2,001,251	2,723,049

Income tax expense (Note 38)	(486,002)	(685,453)

Net income	1,515,249	2,037,596

Net gain (loss) on valuation of equity securities at FVTOCI	47,246	(58,129)
Changes in capital due to equity method	(2,065)	—
Remeasurement gain (loss) related to defined benefit plan	9,783	(34,648)

Items that will not be reclassified to profit or loss:	54,964	(92,777)

Net gain on valuation of debt securities at FVTOCI	12,114	43,988
Changes in capital due to equity method	(233)	613
Net gain (loss) on foreign currency translation of foreign operations	(153,472)	101,781
Net gain (loss) on valuation of cash flow hedge	4,420	(1,823)

Items that may be reclassified to profit or loss:	(137,171)	144,559

Other comprehensive income (loss), net of tax	(82,207)	51,782

Total comprehensive income	1,433,042	2,089,378

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019
	(Korean Won in millions)
Net income attributable to:	1,515,249	2,037,596
Net income attributable to owners	1,307,266	1,872,207
Net income attributable to non-controlling interests	207,983	165,389

Total comprehensive income attributable to:	1,433,042	2,089,378
Comprehensive income attributable to owners	1,233,097	1,914,393
Comprehensive income attributable to non-controlling interests	199,945	174,985

Earnings per share (Note 39)
Basic and diluted earnings per share (Unit: In Korean Won)	1,742	2,727

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Total comprehensive income Net income	—	—	—	—	1,872,207	1,872,207	165,389	2,037,596
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(14,101)	—	(14,101)	(40)	(14,141)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	29,368	(29,368)	—	—	—
Changes in capital due to equity method	—	—	1,153	613	—	1,766	—	1,766
Gain on foreign currency translation of foreign operations	—	—	—	91,748	—	91,748	10,033	101,781
Loss on valuation of cash flow hedge	—	—	—	(1,823)	—	(1,823)	—	(1,823)
Remeasurement loss related to defined benefit plan	—	—	—	(34,251)	—	(34,251)	(397)	(34,648)
Transactions with owners
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,014)	(439,640)
Acquisition of subsidiaries	229,946	—	351,663	—	—	581,609	69,534	651,143
New stocks issue cost	—	—	(12,848)	—	—	(12,848)	—	(12,848)
Net increase of treasury stocks	—	—	—	4,245	—	4,245	—	4,245
Issuance of hybrid securities	—	997,544	—	—	—	997,544	658,470	1,656,014
Dividends to hybrid securities	—	—	—	—	(4,362)	(4,362)	(134,421)	(138,783)
Redemption of hybrid securities	—	—	—	(277)	—	(277)	(159,618)	(159,895)
Exchange of non-controlling interests in hybrid securities	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Changes in subsidiaries’ capital	—	—	438	—	—	438	(50)	388
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Other changes in consolidated capital	—	—	—	(111,242)	(625)	(111,867)	—	(111,867)

December 31, 2019	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332

January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,307,266	1,307,266	207,983	1,515,249
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	59,417	—	59,417	(57)	59,360
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	2,664	(2,664)	—	—	—
Changes in capital due to equity method	—	—	—	(2,298)	—	(2,298)	—	(2,298)
Gain on foreign currency translation of foreign operations	—	—	—	(145,376)	—	(145,376)	(8,096)	(153,472)
Gain on valuation of cash flow hedge	—	—	—	4,306	—	4,306	114	4,420
Remeasurement gain related to defined benefit plan	—	—	—	9,782	—	9,782	1	9,783
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,071)	(507,658)
Issuance of hybrid securities	—	897,822	—	—	—	897,822	—	897,822
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)	(162,362)	(211,277)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	(184)	4,607	(6,350)	(1,927)	45,684	43,757
Changes in non-controlling interests related to business combination	—	—	—	—	—	—	164,823	164,823

December 31, 2020	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,515,249	2,037,596
Adjustments to net income:
Income tax expense	486,002	685,453
Interest income	(9,523,853)	(10,576,770)
Interest expense	3,525,341	4,683,064
Dividend income	(138,543)	(107,959)

	(5,651,053)	(5,316,212)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	44,863	—
Loss on financial assets at FVTOCI	787	1,375
Impairment loss due to credit loss	784,371	374,244
Loss on other provisions	232,680	129,682
Retirement benefit	174,628	165,125
Depreciation and amortization	535,548	505,718
Net gain on foreign currency translation	191,504	—
Loss on derivatives (designated for hedge)	82,746	3,686
Loss on fair value hedge	68,508	86,214
Loss on valuation of investments in joint ventures and associates	24,525	19,778
Loss on disposal of premises and equipment, intangible assets and other assets	2,717	3,433
Impairment loss on premises and equipment, intangible assets and other assets	8,763	28,295

	2,151,640	1,317,550

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	246,175
Gain on financial assets at FVTOCI	24,925	12,390
Gain on other provisions	2,450	3,302
Gain on derivatives (designated for hedge)	67,395	126,651
Gain on fair value hedge	9,646	231
Gain on valuation of investments in joint ventures and associates	125,602	103,775
Gain on disposal of investments in joint ventures and associates	3,470	—
Gain on disposal of premises and equipment, intangible assets and other assets	9,715	1,632
Reversal of impairment loss on premises and equipment, intangible assets and other assets	172	103
Profit from bargain purchase	67,427	—
Other income	20,600	—

	331,402	494,259

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(875,076)	(506,772)
Loans and other financial assets at amortized cost	(22,763,192)	(11,265,714)
Other assets	(89,918)	86,237
Deposits due to customers	27,378,173	15,407,222
Provisions	(184,112)	(63,751)
Net defined benefit liability	(214,741)	(293,008)
Other financial liabilities	(2,694,701)	(4,719,399)
Other liabilities	(8,150)	30,693

	548,283	(1,324,492)

Interest income received	9,558,119	10,478,357
Interest expense paid	(4,008,001)	(4,383,916)
Dividends received	138,562	107,940
Income tax paid	(315,422)	(552,215)

	5,373,258	5,650,166

Net cash inflow from operating activities	3,605,975	1,870,349

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (CONTINUED)

	2020	2019
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	6,605,483	11,357,056
Disposal of financial assets at FVTOCI	20,527,695	14,303,197
Redemption of securities at amortized cost	5,661,472	8,709,947
Disposal of investments in joint ventures and associates	410,940	30,098
Disposal of investment properties	353	193
Disposal of premises and equipment	22,828	13,343
Disposal of intangible assets	634	939
Net increase of other assets	26,642	—

	33,256,047	34,414,773

Cash out-flows from investing activities:
Net cash in-flows of business combination	313,058	296,813
Acquisition of financial instruments at FVTPL	8,082,824	11,823,630
Acquisition of financial assets at FVTOCI	23,044,741	23,775,062
Acquisition of securities at amortized cost	2,380,448	6,092,078
Acquisition of investments in joint ventures and associates	550,619	389,096
Acquisition of investment properties	76,588	70,346
Acquisition of premises and equipment	149,341	429,547
Acquisition of intangible assets	114,854	126,342

	34,712,473	43,002,914

Net cash outflow from investing activities	(1,456,426)	(8,588,141)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	2,033,851	3,081,757
Issuance of debentures	23,082,798	25,510,713
Net increase of other liabilities	3,971	—
Issuance of hybrid securities	897,822	1,656,014
Retirement of treasury stocks	—	760,101
Paid-in capital increase on non-controlling interests	45,749	—

	26,064,191	31,008,585

Cash out-flows from financing activities:
Net cash out-flows from hedging activities	5,409	5,520
Redemption of debentures	22,168,962	23,651,950
Redemption of lease liabilities	204,794	217,867
New stock issue cost	—	17,337
Acquisition of treasury stocks	—	184,164
Dividends paid	505,587	437,626
Redemption of hybrid stocks	598,850	160,000
Dividends paid to hybrid securities	211,277	161,052
Dividends paid to non-controlling interest	2,071	2,014
Paid-in capital decrease on non-controlling interests	—	50

	23,696,950	24,837,580

Net cash inflow from financing activities	2,367,241	6,171,005

Net increase (decrease) in cash and cash equivalents	4,516,790	(546,787)
Cash and cash equivalents, beginning of the period	6,392,566	6,747,894
Effects of exchange rate changes on cash and cash equivalents	(918,373)	191,459

Cash and cash equivalents, end of the period (Note 6)	9,990,983	6,392,566

The accompanying notes are part of this consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million won as of December 31, 2020 while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Parent company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Group acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) stake in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2020 and 2019 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	76.8	—	Korea	December 31
Woori Investment Bank Co., Ltd. (*7)	Other credit finance business	58.7	59.8	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	December 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Cambodia PLC. (*1)(*5)	Finance	—	100.0	Cambodia	—
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WB Finance Co., Ltd.	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
BWL First Co., LLC (*2)	Asset securitization	0.0	0.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Electric Cable First Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori WEBST 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Serveone 1st Co., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HS 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Smart Casting Inc. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lake 1st., Ltd. (*2)(*5)	Asset securitization	—	0.0	Korea	—
Woori QSell 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
Woori-HWC 1st Co., Ltd.	Asset securitization	0.0	—	Korea	December 31
SPG the 1st Co., Ltd.	Asset securitization	0.0	—	Korea	December 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	—	Korea	December 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	—	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	December 31
Consus Sakhalin Real Estate Investment Trust 1st (*5)	Securities investment and others	—	75.0	Korea	—
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	—	Korea	December 31
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	—	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	December 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l. (*3)	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l.:
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	December 31
Held by Woori Card Co., Ltd.:
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	—	0.5	Korea	—
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank	Bank	100.0	—	Korea	December 31
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	—	Korea	December 31
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	—	Korea	December 31
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	—	Korea	December 31
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	—	Korea	December 31
Specified Money Market Trust	Trust	100.0	—	Korea	December 31
Held by Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*2)(*5)	Asset securitization	—	5.0	Korea	—
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2020	December 31, 2019
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	December 31
Held by Woori Asset Management Corp.:
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	99.6	98.8	Korea	December 31
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*3)	Securities investment and others	34.5	98.6	Korea	December 31
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*3)	Securities investment and others	89.8	—	Korea	December 31
Woori Together TDF 2025 (*3)	Securities investment and others	47.6	—	Korea	December 31
Woori Together TDF 2030 (*3)	Securities investment and others	47.4	—	Korea	December 31
Woori Together TDF 2035 (*3)	Securities investment and others	47.8	—	Korea	December 31
Woori Together TDF 2040 (*3)	Securities investment and others	48.8	—	Korea	December 31
Woori Together TDF 2045 (*3)	Securities investment and others	47.7	—	Korea	December 31
Woori Together TDF 2050 (*3)	Securities investment and others	87.0	—	Korea	December 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.: (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	45.5	Korea	December 31
Held by Woori Global Asset Management Co., Ltd.:
Woori G China Value Equity (C/C(F)) (*3)(*5)	Securities investment and others	—	95.1	Korea	—
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	22.2	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd and Woori Private Equity Asset Management Co., Ltd.: (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	60.0	Korea	December 31
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	—	Korea	December 31
Held by Woori bank and Woori Investment Bank Co., Ltd.: (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	—	Korea	December 31
Woori G Infrastructure New Deal Specialized Investment Private	Securities investment and others	100.0	—	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	December 31, 2020	December 31, 2019
Equity Investment Trust No. 1 (*3)
Woori G Private Placement Real Estate Investment Trust No. 2 (*3)	Securities investment and others	30.1	—	Korea	December 31
Held by Woori bank (*6)
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*3)	Securities investment and others	92.6	—	Korea	December 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	—	Korea	December 31
Woori G Private Placement Real Estate Investment Trust No. 1[USD] (*3)	Securities investment and others	80.0		Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Woori G Japan Private Placement Real Estate Feeder Investment Trust No. 1-1 (*3)	Securities investment and others	63.2	—	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No. 1-1 and Woori G Japan Investment Trust No. 1-2
Woori G Japan Private Placement Real Estate Master Investment Trust No. 1 (*3)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	—	—	Korea	December 31

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during current period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of December 31, 2020.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)	The equity ratio changed due to paid-in capital increase as of December 31, 2020.

(3)	The Group has not consolidated the following entities as of December 31, 2020 and 2019 despite having more than 50% ownership interest:

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2019
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	374,310,415	350,790,158	26,838,766	1,363,224	1,295,302
Woori Card Co., Ltd.	11,366,596	9,312,986	1,388,208	120,230	118,109
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	218,945	(30,349)	(38,293)
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	256,079	62,937	62,275
Woori Asset Trust Co., Ltd.	185,634	56,396	79,426	35,312	35,954
Woori Asset Management Corp.	136,460	23,411	26,158	6,797	6,313
Woori Credit Information Co., Ltd.	40,860	9,830	40,010	1,879	1,600
Woori Fund Service Co., Ltd.	18,957	2,172	13,346	2,563	2,563
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	4,773	823	768
Woori Global Asset Management Co., Ltd.	37,935	9,807	10,652	(1,449)	(1,449)
Woori FIS Co., Ltd.	97,479	59,577	249,169	2,013	1,935
Woori Finance Research Institute Co., Ltd.	7,232	3,689	6,223	105	95

(*)	Net income (loss) attributable to owners of Woori Financial Capital for the year ended December 31, 2020 has been prepared on a cumulative basis since entity was included as the subsidiary.

	As of and for the year ended December 31, 2019
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank (*1)	348,181,658	325,526,568	22,240,947	1,505,547	1,531,793
Woori Card Co., Ltd.	10,087,342	8,299,175	1,368,234	114,196	111,782
Woori Investment Bank Co., Ltd.	3,398,960	3,031,622	204,655	53,358	52,095
Woori Asset Trust Co., Ltd. (*2)	139,839	45,410	—	—	—
Woori Asset Management Corp. (*2)	113,037	6,301	9,204	1,720	2,544
Woori Credit Information Co., Ltd.	37,872	7,948	39,118	1,698	1,389
Woori Fund Service Co., Ltd.	16,852	2,109	11,071	1,735	1,735
Woori Private Equity Asset Management Co., Ltd.	38,243	2,985	4,152	(2,087)	(2,124)
Woori Global Asset Management Co., Ltd. (*2)	32,807	3,230	3,588	(1,360)	(1,360)
Woori FIS Co., Ltd.	91,079	55,112	244,923	3,107	3,119
Woori Finance Research Institute Co., Ltd.	5,447	1,999	5,452	160	117

(*1)	The amount is prepared based on the consolidated financial statements of Woori Bank (before reflecting the classification of profit or loss of the discontinued operation).
(*2)

Net income (loss) attributable to owners of Woori Asset Trust Co., Ltd., Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. are prepared on a cumulative basis from the date on which the entities were included as subsidiaries, to December 31, 2019.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2020, the Group provides 2,540,760 million won of credit facilities for the structured entities mentioned above.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investment in MMF (Money Market Funds) as of December 31, 2020 and 2019 are 427,375 million won and 47,502 million won, respectively, and there is no additional commitments for MFH.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of December 31, 2020 and 2019, the purchase commitment amount is 4,266,319 million won and 2,264,510 million won, respectively.

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities (provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

	December 31, 2019
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	8,230,254	62,879,421	18,265,273	152,257
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,128,616	2,982,217	1,411,639	57,928
Financial assets at FVTPL	324,414	28,834	1,109,621	655
Financial assets at FVTOCI	2,006,230	42,305	—	—
Financial assets at amortized cost	2,796,695	2,897,620	120,072	57,273
Investments in joint ventures and associates	—	7,475	181,946	—
Derivative assets	1,277	5,983	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	184	1,291	—	2,808
Derivative liabilities	—	15	—	—
Other liabilities (provisions)	184	1,276	—	2,808
The maximum exposure to risks	5,561,394	3,532,539	1,457,398	77,117
Investment assets	5,128,616	2,982,217	1,411,639	57,928
Credit facilities and others	432,778	550,322	45,759	19,189
Loss recognized on unconsolidated structured entities	—	4,660	34,312	5,218

(7)

As of December 31, 2020 and 2019, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2020	December 31, 2019
Woori Bank (*)	3,105,070	3,660,814
Woori Financial Capital Co., Ltd.	166,369	—
Woori Investment Bank Co., Ltd.	222,289	151,170
Woori Asset Trust Co., Ltd.	49,738	40,161
Woori Asset Management Corp	31,369	29,800
PT Bank Woori Saudara Indonesia 1906 Tbk	79,890	83,315
Wealth Development Bank	19,521	18,524

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the years ended December 31
	2020	2019
Woori Bank (*)	162,362	134,421
Woori Financial Capital Co., Ltd.	1,466	—
Woori Investment Bank Co., Ltd.	25,643	21,588
Woori Asset Trust Co., Ltd.	9,732	—
Woori Asset Management Corp	1,699	408
PT Bank Woori Saudara Indonesia 1906 Tbk	6,040	8,502
Wealth Development Bank	1,130	427

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the years ended December 31
	2020	2019
Woori Bank (*)	162,362	134,421
Woori Asset Trust Co., Ltd.	365	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,669	1,981

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements, as described in following paragraphs of accounting policy, are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The consolidated financial statements of the Group were first approved for the issuance by the Board of Directors on February 5, 2021 and amended on March 5, 2021. The final approval will be made in the annual general shareholders’ meeting on March 26, 2021.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

①	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs, and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

②	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Materiality

The amendments clarify the explanation of the definition of materiality and amended Korean IFRS 1001 and Korean IFRS 1008 according to the definition. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

③	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

With implementation of Korean IFRS 1116 Lease, the Group has changed its accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Group did not restate comparatives for the 2019 reporting period. The impact of the adoption of the leasing standard are disclosed in Note 43.

2)

The details of Korean IFRSs that have been issued and published as of the date of issue approval of financial statements but have not yet reached the effective date, and which the Group has not applied at an earlier date are as follows:

①	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

②	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

③	Amendments to Korean IFRS 1016 Property, plant and equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

④	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

-	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

-	Korean IFRS 1109 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

-	Korean IFRS 1116 Leases- Lease incentives

-	Korean IFRS 1041 Agriculture - Measuring fair value

⑤	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements consist of the financial statements of the parent company and the entities (including structured entities) controlled by the parent company (or its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) able to use its power to affect its returns. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than most of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are enough to give it power, including:

-	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

-	Potential voting rights held by the Group, other vote holders or other parties;

-	Rights arising from other contractual arrangements;

-

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a negative (-) balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under Korean IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities are recognized at their fair value, except for the followings:

-

Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

-

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

-	Non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

The subsidiary’s non-controlling interests are identified separately from the Group’s equity. If the element of the non-controlling interest in the acquiree is the current interest at the acquisition date and the holder is entitled to a proportional share of the entity’s net assets, the non-controlling interest can be measured in 1) fair value or 2) proportionate share of the current equity instrument of the amount recognized for the acquiree’s identifiable net assets at the acquisition date. The selection of these metrics is made for each acquisition transaction. All other non-controlling interests are measured at fair value at the acquisition date. The carrying amount of the non-controlling interest after acquisition reflects the proportional interest of the non-controlling interest in changes in equity after acquisition in the initial recognition amount. Even if the non-controlling interest is a negative (-) balance, total comprehensive income is attributed to the non-controlling interest.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income(or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional amount of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Investment in joint ventures and associates are accounted for and applied with the equity method from the time the investee becomes an associate or a joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition exists after the review, it is recognized immediately in net income.

The requirements of Korean IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with Korean IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with Korean IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with Korean IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with Korean IFRS 1105.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

The Group applies Korean IFRS 1109 Financial Instruments, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying Korean IFRS 1109 to long-term investments, the Group does not consider adjustments to the carrying amount required by Korean IFRS 1028. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of the long-term investment interest resulting from the allocation of losses to the investee in accordance with Korean IFRS 1028.

(5)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation;

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses that correspond to its interest in a joint operation in accordance with the Korean IFRSs applicable to the specific assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are recognized through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. Most of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. Most of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Banking segment.

⑦	Fees and commission received on credit card

The fees and commission received on credit card consist mainly of merchant account fees and annual fees. The Group recognizes merchant account fees by multiplying agreed commission rate to the amount paid by using the credit card. The annual fees are performance obligation satisfied over time and are recognized over agreed periods after the annual fees are paid in advance. The business activities relevant to these fees and commission received on credit card are substantially attributable to Credit cards segment.

⑧	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

⑨	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by multiplying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and is being added or deducted to/from interest income on loans using effective interest rate method.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost according to its business model and contractual cash flows.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under Korean IFRS 1109 Financial Instruments. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instrument are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Group is classifying liabilities such as deposits due to customers, borrowings and debentures as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a) Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b) Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c) Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-     Financial assets at amortized cost

-     Debt instruments measured at FVTOCI

-     Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

-     General approach: Financial assets that does not belong to below two models and unused loan commitments

-     Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-     Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a) Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b) Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group recognizes the acquisition cost of an intangible asset as the manufacturing cost or purchase cost plus additional incidental expenses. Development costs are the sum of expenditures incurred after the asset recognition requirements, such as technical feasibility and future economic benefits, are met. After the initial recognition, the carrying value is presented as the accumulated amortization and accumulated impairment losses deducted from the cost.

The Group’s intangible asset are amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. The estimated useful life and amortization method of intangible assets with an indefinite useful life are reviewed at the end of each reporting period to ensure that the asset has an indefinite useful life. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	10 years
Development costs	5 years
Software and others	1 to 10 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease in Korean IFRS 1116.

①	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index(or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased be the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

Because the Group can replace the asset without significant cost or business discontinuation, the option to extend the lease is not included in the lease liability in most offices and vehicle transport leases.

The Group reevaluates the lease term when the option is exercised (or not exercised) or the Group is liable to exercise (or not exercise) the option. Group will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

Lease liabilities and right-of-use-asset increased by 15,810 million won, reflecting the exercise impact of the extension and termination options during the current term.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

②	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element based on its relative stand-alone price.

As a lessor, the Group classifies its leases as either a finance lease or an operating lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies Korean IFRS 1115 to allocate the consideration of the contract.

The Group applies the derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from Korean IFRS 1116.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated or effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable right to set off or are intended to set off.

1) Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 are not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2) Hedge accounting

The Group is applying Korean IFRS 1109 in regard to hedge accounting. The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3) Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4) Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income to the extent of cumulative fair value changes of the hedged item from the starting date of hedge accounting and it is cumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers does not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17) Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18) Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. A provision is not recognized for the future operating losses.

The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

At the end of each reporting period, the remaining provision balance is reviewed an assessed to determine if the current best estimate is being recognized.

(19) Equity instruments issued by the Group

1)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income statement.

(20) Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-     Loss allowance in accordance with Korean IFRS 1109

-     Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(21) Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22) Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset is realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(23) Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24) Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loan receivables. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

Significant changes have been made in future forecast information affecting expected credit losses for the period ended December 31, 2020, and major economic factors are expected to remain negative for a considerable period of time after 2020 due to the influence of COVID-19, and uncertainties in recovery or deterioration will persist.

Considering this situation comprehensively, the Group updated the forward-looking information used to estimate expected credit losses in accordance with Korean IFRS 1109 Financial Instruments by changing major variables such as GDP to reflect the impact of COVID-19, which has brought a global economic recession. The Group also reflected the effect of deferred loan principal/interest due to COVID-19.

<Woori Bank>

The Group determined that the credit risk of loans affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment amount to 1,820,324 million won, and loan allowances have increased for 219,231 million won which consist of increases of corporate loan allowance for 210,173 million won and retail loan allowance for 9,058 million won.

Total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment are consist of corporate loan of 1,697,899 million won and retail loan of 122,425 million won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,650,526 million won, which consist of corporate loan of 1,548,805 million won and retail loan of 101,721 million won. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Card>

As of December 31, 2020, Woori Card has 9,136 million won in financial assets at amortized cost related to borrowers eligible for financial support, and the additional provision is 196 million won.

< Woori Financial Capital and Woori Financial Group>

Woori Financial Capital and Woori Financial Group increased their expected credit loss allowance by 18,457 million won and 8,701 million won, respectively.

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in 2. Basis of Preparation and Significant Accounting Policies (9) 5) Fair value of financial instruments, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered not to have been significantly increased when credit risk is low at year-end.

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss, allowance payment guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as economic growth rates, interest rates, market index rates, etc., in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

- Development of prediction models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation
Home price index	Negative(-) Correlation
Consumer price index	Negative(-) Correlation

- Calculation of predicted default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the prediction model developed

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of December 31, 2020 are as follows (Unit: Korean Won in millions):

			December 31, 2020
Corporate	GDP growth rate	Increase by 1% point	(86,086)
		Decrease by 1% point	96,177
Retail	Consumer Price Index	Increase by 1% point	(15,807)
		Decrease by 1% point	17,119

At the end of every reporting period, the Group evaluates whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When evaluating whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses.

The Bank performs the above evaluation with distinctions made to corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)

Determining whether there has been a significant decrease in the credit rating of corporate and retail exposures applies only to credit ratings that are measured through 12-month expected credit loss. The Woori Bank, which is an important subsidiary of the Group, has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset.

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management office (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of December 31, 2020 and 2019 is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	9,725,719	14,797,040
	Banks	19,493,188	18,597,206
	Corporates	114,131,996	101,041,110
	Consumers	176,755,175	159,282,337

	Sub-total	320,106,078	293,717,693

Financial assets at FVTPL (*2)	Deposit	48,796	27,901
	Debt securities	2,887,097	2,337,085
	Loans	676,291	212,473
	Derivative assets	6,901,742	2,921,903

	Sub-total	10,513,926	5,499,362

Financial assets at FVTOCI	Debt securities	28,948,141	26,795,161
Securities at amortized cost	Debt securities	17,020,839	20,320,539
Derivative assets	Derivative assets (Designated for hedging)	174,820	121,131
Off-balance accounts	Guarantees (*3)	11,809,456	12,618,917
	Loan commitments	112,088,680	103,651,674

	Sub-total	123,898,136	116,270,591

Total		500,661,940	462,724,477

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2020 and 2019, the financial guarantee amount of 4,163,382 million won and 4,317,969 million won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2019
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	268,316,454	5,108,144	5,077,666	1,844,374	1,172,209	12,198,846	293,717,693
Securities at amortized cost	20,104,604	—	66,747	—	—	149,188	20,320,539
Financial assets at FVTPL	5,488,229	10,409	—	—	724	—	5,499,362
Financial assets at FVTOCI	24,553,655	332,319	144,601	102,311	2	1,662,273	26,795,161
Derivative assets (Designated for hedging)	121,131	—	—	—	—	—	121,131
Off-balance accounts	112,602,603	1,211,857	387,795	78,850	46,662	1,942,824	116,270,591

Total	431,186,676	6,662,729	5,676,809	2,025,535	1,219,597	15,953,131	462,724,477

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2020 and 2019 (Unit: Korean Won in millions):

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136
Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

	December 31, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	51,233,088	32,983,972	36,141,770	3,291,001	155,120,055	14,947,807	293,717,693
Securities at amortized cost	8,545,838	—	10,979,001	364,591	—	431,109	20,320,539
Financial assets at FVTPL	162,780	128,666	4,084,698	39,193	15,430	1,068,595	5,499,362
Financial assets at FVTOCI	85,609	139,098	18,968,456	10,047	9,241	7,582,710	26,795,161
Derivative assets (Designated for hedging)	—	—	121,131	—	—	—	121,131
Off-balance accounts	17,813,366	23,841,881	10,015,897	4,161,139	53,335,209	7,103,099	116,270,591
Total	77,840,681	57,093,617	80,310,953	7,865,971	208,479,935	31,133,320	462,724,477

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of December 31, 2020 are as follow and the industries that can be affected may change by future economic conditions. (Unit: Korean Won in millions):

< Woori Bank >

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
	Accommodation business		1,525,157	9,305	5,471
	Travel business		59,858	—	—
	Art/sports, leisure service		1,467,643	17,739	—
	Food business		1,078,832	2,515	—
	Transportation business		395,873	461	8,752
	Education business		367,701	489	—
	Others		1,286,578	2,691	—
	Sub-total		8,659,994	48,717	19,684
Manufacturing	Textile		2,281,344	6,608	6,559
	Metal		1,390,290	47,903	—
	Non-metal		698,478	8,357	—
	Chemical		1,819,207	19,161	—
	Transportation		3,268,095	2,060	—
	Electronics		1,424,297	19,280	—
	Cosmetics		323,231	217	—
	Others		368,123	277	—
	Sub-total		11,573,065	103,863	6,559

	Total		20,233,059	152,580	26,243

			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
		Sub-total	1,380,461	3,879,791
	Accommodation business		152,059	1,691,992
	Travel business		21,350	81,208
	Art/sports, leisure service		114,388	1,599,770
	Food business		135,680	1,217,027
	Transportation business		193,578	598,664
	Education business		48,064	416,254
	Others		318,641	1,607,910
	Sub-total		2,364,221	11,092,616
Manufacturing	Textile		1,064,005	3,358,516
	Metal		1,581,887	3,020,080
	Non-metal		377,506	1,084,341
	Chemical		3,233,405	5,071,773
	Transportation		2,183,616	5,453,771
	Electronics		1,789,605	3,233,182
	Cosmetics		54,518	377,966
	Others		1,483,551	1,851,951
	Sub-total		11,768,093	23,451,580

	Total		14,132,314	34,544,196

< Woori Card Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118
Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
	Accommodation business		6,292	—	—
	Travel business		1,293	—	—
	Art/sports, leisure service		615	—	—
	Food business		21,774	—	—
	Transportation business		28,270	—	—
	Education business		1,132	—	—
	Others		365,860	27,364	—
	Sub-total		491,801	27,364	—
Manufacturing	Textile		29,415	—	—
	Metal		17,963	—	—
	Non-metal		4,780	—	—
	Chemical		2,501	—	—
	Transportation		52,514	—	—
	Electronics		12,665	—	—
	Cosmetics		—	—	—
	Others		5,335	—	—
	Sub-total		125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business	Others		6,202,754	225,078	—

	Total		6,819,728	252,442	—

			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
		Sub-total	—	66,565
	Accommodation business		—	6,292
	Travel business		—	1,293
	Art/sports, leisure service		—	615
	Food business		—	21,774
	Transportation business		—	28,270
	Education business		—	1,132
	Others		38,681	431,905
	Sub-total		38,681	557,846
Manufacturing	Textile		—	29,415
	Metal		3,365	21,328
	Non-metal		—	4,780
	Chemical		—	2,501
	Transportation		—	52,514
	Electronics		—	12,665
	Cosmetics		—	—
	Others		—	5,335
	Sub-total		3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business	Others		333,766	6,761,598

	Total		375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000
Total	88,616	20,000	—	—	108,616

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of December 31, 2020 and 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	1,221,491	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	255,709,205	19,823,451	8,712,860	9,625,024	1,504,172	295,374,712	(1,657,019)	293,717,693
Korean treasury and government agencies	14,789,933	10,390	—	—	1	14,800,324	(3,284)	14,797,040
Banks	18,336,664	109,667	150,318	—	21,907	18,618,556	(21,350)	18,597,206
Corporates	82,286,304	15,201,687	485,469	3,267,311	792,375	102,033,146	(992,036)	101,041,110
General business	45,769,233	6,191,625	441,089	1,620,761	544,238	54,566,946	(678,237)	53,888,709
Small- and medium-sized enterprise	32,180,551	8,507,800	44,380	1,586,865	230,901	42,550,497	(287,027)	42,263,470
Project financing and others	4,336,520	502,262	—	59,685	17,236	4,915,703	(26,772)	4,888,931
Consumers	140,296,304	4,501,707	8,077,073	6,357,713	689,889	159,922,686	(640,349)	159,282,337
Securities at amortized cost	20,326,050	—	—	—	—	20,326,050	(5,511)	20,320,539
Financial assets at FVTOCI (*4)	26,684,601	110,560	—	—	—	26,795,161	(8,569)	26,795,161

Total	302,719,856	19,934,011	8,712,860	9,625,024	1,504,172	342,495,923	(1,671,099)	340,833,393

	December 31, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	169,438,539	14,451,806	692,139	184,582,484
Korean treasury and government agencies	—	—	—	—
Banks	612,200	2,028	—	614,228
Corporates	55,602,818	2,335,496	394,860	58,333,174
General business	22,291,348	1,023,766	240,771	23,555,885
Small- and medium-sized enterprise	31,517,538	1,311,730	145,061	32,974,329
Project financing and others	1,793,932	—	9,028	1,802,960
Consumers	113,223,521	12,114,282	297,279	125,635,082
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,438,539	14,451,806	692,139	184,582,484

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	10,952,917	1,333,561	355	223,657	108,427	12,618,917
Loan Commitments	97,854,790	3,479,295	1,388,136	906,033	23,420	103,651,674

Total	108,807,707	4,812,856	1,388,491	1,129,690	131,847	116,270,591

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the year ended December 31, 2020 and 2019, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of December 31, 2020, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

5) Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2020 and 2019 are 265,760 million Won and 18,735 million Won, respectively, with net losses recognized along with the changes 12,786 million Won and 82 million Won, respectively.

6) As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2020 and 2019 are 9,986,186 million won and 9,667,199 million won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2020, but still in the process of recovery is 390,854 million won.

(2) Market	risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the year December 31, 2020 and 2019, and the VaR of the Bank as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	For the year ended December 31, 2020			December 31, 2019	For the year ended December 31, 2019
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	6,815	7,959	15,065	2,427	5,052	3,406	5,725	1,176
Stock price	2,283	5,783	14,394	1,982	3,730	3,203	5,935	1,146
Foreign currencies	11,160	8,814	11,233	4,613	5,028	5,033	6,469	4,395
Commodity price	—	—	—	—	—	1	32	—
Diversification	(11,087)	(11,175)	(18,796)	(3,452)	(6,233)	(5,127)	(9,229)	(2,339)

Total VaR(*)	9,171	11,381	21,896	5,570	7,577	6,516	8,932	4,378

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

The Bank manages and measures interest risk for non-trading activities through rNII(Change in Net Interest Income) and rEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book) introduced at the end of 2019.

rNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and rEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Subsidiaries other than the Bank measure and manage interest rate risk with interest rates EaR(Earnings at Risk) and VaR(Value at Risk). The interest rate EaR represents the maximum expected change in profit or loss that could occur over a period of time (e.g. one year) due to unfavorable interest rate changes, which shows the maximum reduction scale in net interest. The interest rate VaR represents the maximum expected loss that indicates how unfavorable changes in interest rates can reduce the value of the net asset at any given point in time, now or in the future.

For assets and liabilities as of December 31, 2020 and 2019 that include bank, consolidated trusts and subsidiaries of the bank, details of rEVE and rNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2020		December 31, 2019
rEVE (*1)	rNII (*2)	rEVE (*1)	rNII (*2)
634,596	66,138	490,981	162,023

(*1)	rEVE: change in Economic Value of Equity
(*2)	rNII: change in Net Interest Income

For the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank as of December 31, 2020 and 2019, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085	100,213	85,010
Woori Financial Capital Co., Ltd.	3,701	12,550	—	—
Woori Investment Bank Co., Ltd.	1,479	5,005	7,629	958
Woori Asset Trust Co., Ltd.	3,211	398	—	—
Woori Asset Management Corp.	64	493	256	2,486
Woori Private Equity Asset Management Co., Ltd.	193	37	416	80
Woori Global Asset Management Co., Ltd.	119	318	386	84

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	153,023,603	49,505,606	12,505,250	10,506,470	57,582,270	5,209,670	288,332,869
Financial assets at FVTPL	150,149	23,648	63,825	34,299	131,206	13,347	416,474
Financial assets at FVTOCI	5,414,586	5,486,113	3,450,669	3,174,893	9,367,756	318,371	27,212,388
Securities at amortized cost	1,844,868	1,696,004	738,383	1,409,549	14,869,227	858,142	21,416,173

Total	160,433,206	56,711,371	16,758,127	15,125,211	81,950,459	6,399,530	337,377,904

Liability:
Deposits due to customers	116,490,812	45,803,202	32,683,132	26,740,013	43,175,232	59,305	264,951,696
Borrowings	12,105,234	1,910,759	1,048,991	706,952	3,264,861	509,359	19,546,156
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388

Total	130,974,257	50,608,538	37,062,781	29,913,107	65,651,502	3,106,055	317,316,240

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2020 and 2019 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
	Loans and other financial assets at amortized cost (*)	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
	Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

	Total	30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
	Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
	Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
	Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

	Total	29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts		7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

		December 31, 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost (*)	22,916	26,531,794	150,462	1,600,140	31,393	5,203,131	2,258	2,929,312	5,272,352	41,536,729
	Financial assets at FVTPL	165	190,733	5,322	56,602	25	4,155	105	135,827	64,185	451,502
	Financial assets at FVTOCI	2,679	3,102,752	—	—	2,005	332,319	25	33,017	406,753	3,874,841
	Securities at amortized cost	319	369,677	—	—	—	—	40	52,139	97,092	518,908

	Total	26,079	30,194,956	155,784	1,656,742	33,423	5,539,605	2,428	3,150,295	5,840,382	46,381,980

Liability	Financial liabilities at FVTPL	251	291,102	4,415	46,957	—	—	68	87,776	83,790	509,625
	Deposits due to customers	13,208	15,291,671	166,108	1,766,526	27,739	4,597,467	1,727	2,240,884	3,247,164	27,143,712
	Borrowings	6,588	7,627,665	11,061	117,634	16	2,743	515	668,060	499,046	8,915,148
	Debentures	3,999	4,629,944	—	—	—	—	105	136,230	271,790	5,037,964
	Other financial liabilities	3,016	3,492,462	11,240	119,529	3,079	510,281	359	466,240	6,906	4,595,418

	Total	27,062	31,332,844	192,824	2,050,646	30,834	5,110,491	2,774	3,599,190	4,108,696	46,201,867

Off-balance accounts		7,030	8,139,395	34,316	364,946	4,525	749,973	560	726,323	634,870	10,615,507

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	166,474,535	36,697,168	24,634,859	31,233,844	6,590,119	1,877,594	267,508,119
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	188,852,543	42,643,659	30,285,416	35,625,964	29,788,288	7,637,259	334,833,129

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	115,156	—	—	—	—	—	115,156
Deposits due to customers	175,309,271	38,219,793	23,649,424	24,102,750	5,547,232	150,233	266,978,703
Borrowings	8,596,202	2,948,384	2,162,846	1,880,424	3,682,214	520,936	19,791,006
Debentures	2,378,211	2,894,577	3,330,658	2,466,142	19,211,409	2,537,391	32,818,388
Lease liabilities	46,072	42,549	37,420	35,210	232,985	40,698	434,934
Other financial liabilities	11,242,367	60,981	119,633	10,344	71,561	2,660,640	14,165,526

Total	197,687,279	44,166,284	29,299,981	28,494,870	28,745,401	5,909,898	334,303,713

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2020 and 2019 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472
December 31, 2019	Cash flow risk hedge	1,839	(341)	(298)	(247)	6,249	—	7,202
	Trading purpose	2,843,195	—	—	—	—	—	2,843,195

4)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Guarantees	11,809,456	12,618,917
Loan commitments	112,088,680	103,651,674
Other commitments	4,912,690	3,411,334

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Tier 1 common capital ratio of 8.0% and 7.0%, a Tier 1 capital ratio of 9.5% and 8.5%, and a minimum total capital ratio of 11.5% and 10.5% as of December 31, 2020 and 2019

The risk management committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and the major subsidiaries operate the capital efficiently within the allocated internal capital. The risk management department of the Group monitors internal capital limit management and reports it to the management and risk management committees. If internal capital is expected to exceed the limit due to new business or expansion of operations, the capital adequacy of the Group is managed by taking a preliminary review and approval process by the Risk Management Committee.

Details of the Group’s capital adequacy ratio as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

Details(*)	December 31, 2020	December 31, 2019
Tier 1 capital	19,828,094	19,135,300
Other Tier 1 capital	3,533,648	3,340,252
Tier 2 capital	4,086,035	4,639,519

Total risk-adjusted capital	27,447,777	27,115,071

Risk-weighted assets for credit risk	178,114,590	209,802,895
Risk-weighted assets for market risk	6,086,905	5,586,757
Risk-weighted assets for operational risk	14,067,185	12,656,301

Total risk-weighted assets	198,268,680	228,045,953

Common Equity Tier 1 ratio	10.00%	8.39%

Tier 1 capital ratio	11.78%	9.86%

Total capital ratio	13.84%	11.89%

(*)	The above figures are prior to dividend reflection and may change to provisional values.

5. OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. With the establishment of Woori Financial Group Inc. during the prior term, the Group reports to the CODM according to the organizational sectors below. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, comprehensive finance and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking Credit card Comprehensive Finance Others

Loans/deposits and relevant services for Woori Bank and overseas subsidiaries’ customers Credit card, cash services, card loans and relevant work of Woori Card Co., Ltd.

Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.

Woori Financial Group Inc., Woori Financial Capital Co., Ltd., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute,

(2)	The composition of each organization’s sectors for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	4,545,155	564,461	78,302	69,188	5,257,106	741,406	5,998,512
Non-interest income(expense)	1,423,286	3,648	34,497	1,071,852	2,533,283	(1,710,849)	822,434
Impairment losses due to credit loss	(512,008)	(195,816)	(4,146)	(43,660)	(755,630)	(28,741)	(784,371)
General and administrative expense	(3,545,186)	(207,301)	(39,039)	(416,595)	(4,208,121)	251,940	(3,956,181)
Net operating income(expense)	1,911,247	164,992	69,614	680,785	2,826,638	(746,244)	2,080,394

Non-operating income(expense)	(57,027)	(5,569)	(775)	771	(62,600)	(16,543)	(79,143)

Net income(expense) before tax	1,854,220	159,423	68,839	681,556	2,764,038	(762,787)	2,001,251
Tax income(expense)	(437,288)	(39,193)	(5,902)	(29,372)	(511,755)	25,753	(486,002)

Net income(loss)	1,416,932	120,230	62,937	652,184	2,252,283	(737,034)	1,515,249
Total assets	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Total liabilities	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori Financial Capital Co., Ltd.( Profit or loss for 3 months after incorporation into subsidiary), Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd.,

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2019
	Banking	Credit card	Investment banking	Others (*1)	Sub-total	Adjustments (*2)	Total
Net Interest income(expense)	4,583,386	553,956	54,077	2,290	5,193,709	699,997	5,893,706
Non-interest income(expense)	1,557,247	31,842	33,539	957,880	2,580,508	(1,533,917)	1,046,591
Impairment losses due to credit loss	(32,621)	(259,604)	(572)	(538)	(293,335)	(80,909)	(374,244)
General and administrative expense	(3,478,535)	(190,062)	(31,183)	(323,528)	(4,023,308)	257,231	(3,766,077)
Net operating income(expense)	2,629,477	136,132	55,861	636,104	3,457,574	(657,598)	2,799,976

Non-operating income(expense)	(151,348)	13,889	(3,501)	(1,545)	(142,505)	65,578	(76,927)

Net income(expense) before tax	2,478,129	150,021	52,360	634,559	3,315,069	(592,020)	2,723,049
Tax income(expense)	(616,110)	(35,825)	998	(1,294)	(652,231)	(33,222)	(685,453)

Net income(loss)	1,862,019	114,196	53,358	633,265	2,662,838	(625,242)	2,037,596
Total assets	347,819,743	10,087,342	3,398,960	21,681,769	382,987,814	(21,007,090)	361,980,724
Total liabilities	323,592,850	8,299,175	3,031,622	1,225,422	336,149,069	339,323	336,488,392

(*1)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd. , Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Co., Ltd.,

(*2)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

(3)	Operating profit or loss from external customers for the year ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2020	2019
Domestic	1,869,516	2,500,504
Foreign	210,878	299,472

Total	2,080,394	2,799,976

(4)	Major non-current assets as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2020 (*)	December 31, 2019 (*)
Domestic	5,026,161	4,908,141
Foreign	433,869	387,284

Total	5,460,030	5,295,425

(*)	Major non-current assets included joint ventures and related business investments, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2020 and 2019.

6.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Cash	1,611,282	1,957,997
Foreign currencies	514,565	625,999
Demand deposits	7,314,353	3,684,044
Fixed deposits	550,783	124,526

Total	9,990,983	6,392,566

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	59,360	(14,141)
Changes in other comprehensive income related to valuation of equity method investments	(2,298)	613
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	4,420	(1,823)
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	3,575	96,527
Changes in the investment assets of associates due to the transfer of assets held-for-sale	(50,411)	651
Changes in financial assets at FVTPL and assets held-for-sale	(2,385)	—
Transfer of investment properties and premises and equipment	30,431	166,892
Transfer from property, plant and equipment to assets held for sale	—	(95)
Changes in account payables related to intangible assets	(11,639)	29,705
Changes in right-of-use assets and lease liabilities	222,587	692,103
Comprehensive stock exchange	—	581,609

(3)	Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others (*)
Borrowings	18,998,920	2,033,851	(586,215)	—	298,854	56	20,745,466
Debentures	30,858,055	913,836	(290,041)	58,861	5,980,746	(42,099)	37,479,358
Lease liabilities	419,045	(204,794)	(5,141)	—	3,751	194,570	407,431
Other liabilities	23,909	3,971	—	—	—	(1,526)	26,354

Total	50,299,929	2,746,864	(881,397)	58,861	6,283,351	151,001	58,658,609

(*) The change in lease liabilities due to the new contract includes 231,325 million won.

	For the year ended December 31, 2019
	Beginning balance	Cash flow	Not involving cash inflows and outflows				Ending balance
			Foreign Exchange	Variation of gains on valuation of hedged items	Business Combination	Others
Borrowings	16,202,986	3,081,757	(285,607)	—	—	(216)	18,998,920
Debentures	28,735,862	1,858,763	155,433	85,984	—	22,013	30,858,055
Lease liabilities(*)	377,030	(217,867)	(819)	—	5,552	255,149	419,045

Total	45,315,878	4,722,652	(130,993)	85,984	5,552	276,947	50,276,020

(*) The amount of lease liability at the beginning of the current in applying Korean IFRS 1116 is reflected.

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss measured at fair value	14,762,941	8,069,144

(2)	Financial assets at fair value through profit or loss measured at fair value as of December 31,2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits:
Gold banking asset	48,796	27,901
Securities:
Debt securities
Korean treasury and government agencies	1,020,418	872,954
Financial institutions	873,031	600,303
Corporates	761,681	762,265
Others	231,967	101,563
Equity securities	570,772	688,350
Capital contributions	865,685	515,199
Beneficiary certificates	2,812,558	1,366,233

Sub-total	7,136,112	4,906,867

Loans	676,291	212,473
Derivatives assets	6,901,742	2,921,903

Total	14,762,941	8,069,144

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2020 and 2019.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Debt securities:
Korean treasury and government agencies	2,922,671	1,152,711
Financial institutions	17,996,660	17,769,924
Corporates	3,896,744	3,917,004
Bond denominated in foreign currencies	4,031,721	3,874,785
Securities loaned	100,345	80,737

Sub-total	28,948,141	26,795,161

Equity securities	1,080,788	935,370

Total	30,028,929	27,730,531

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2020	December 31, 2019	Remarks
Investment for strategic business partnership purpose	778,657	678,846
Debt-equity swap	302,090	256,480
Others	41	44	Cooperative insurance, etc.

Total	1,080,788	935,370

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,529)	—	—	(1,529)
Disposal	764	—	—	764
Others (*)	(297)	—	—	(297)

Ending balance	(9,631)	—	—	(9,631)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision (reversal) of loss allowance	(3,297)	—	—	(3,297)
Disposal	615	238	—	853
Others (*)	52	—	—	52

Ending balance	(8,569)	—	—	(8,569)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	22,970,010	—	—	22,970,010
Disposal / Recovery	(20,530,076)	—	—	(20,530,076)
Gain (loss) on valuation	17,957	—	—	17,957
Amortization based on effective interest method	(12,545)	—	—	(12,545)
Others (*)	(292,366)	—	—	(292,366)

Ending balance	28,948,141	—	—	28,948,141

(*) Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,774,375	—	—	23,774,375
Disposal / Recovery	(14,224,358)	(25,000)	—	(14,249,358)
Gain (loss) on valuation	48,956	(153)	—	48,803
Amortization based on effective interest method	14,629	—	—	14,629
Business combination	24,985	—	—	24,985
Others (*)	69,478	—	—	69,478

Ending balance	26,795,161	—	—	26,795,161

(*) Changes due to foreign currencies translation, etc.

(4)

During the year ended December 31, 2020 and 2019, the Group sold its equity securities., designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,848 million won and 34,841 million won, respectively and cumulative losses at disposal dates were 3,665 million won and 38,995 million won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Korean treasury and government agencies	6,947,495	8,044,040
Financial institutions	4,843,534	6,694,614
Corporates	4,726,075	5,068,489
Bond denominated in foreign currencies	508,301	518,907
Allowance for credit losses	(4,566)	(5,511)

Total	17,020,839	20,320,539

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	934	—	—	934
Others (*)	11	—	—	11

Ending balance	(4,566)	—	—	(4,566)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	1,415	—	—	1,415
Others (*)	(2)	—	—	(2)

Ending balance	(5,511)	—	—	(5,511)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,380,448	—	—	2,380,448
Disposal / Recovery	(5,659,365)	—	—	(5,659,365)
Amortization based on effective interest method	(396)	—	—	(396)
Others (*)	(21,332)	—	—	(21,332)

Ending balance	17,025,405	—	—	17,025,405

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,092,078	—	—	6,092,078
Disposal / Recovery	(8,709,947)	—	—	(8,709,947)
Amortization based on effective interest method	(3,286)	—	—	(3,286)
Others (*)	7,721	—	—	7,721

Ending balance	20,326,050	—	—	20,326,050

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks	9,863,160	14,492,223
Loans	302,794,182	271,032,244
Other financial assets	7,448,736	8,193,226

Total	320,106,078	293,717,693

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	6,519,226	11,028,850
Due from depository banks	84,195	82,509
Due from non-depository institutions	266	378
Due from the Korea Exchange	227	50,113
Others	172,914	43,253
Loss allowance	(1,576)	(2,865)

Sub-total	6,775,252	11,202,238

Due from banks in foreign currencies:	—
Due from banks on demand	1,608,126	1,122,521
Due from banks on time	296,489	1,296,842
Others	1,186,083	872,617
Loss allowance	(2,790)	(1,995)

Sub-total	3,087,908	3,289,985

Total	9,863,160	14,492,223

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,519,226	Reserve deposits under the BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		6,609,015

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,544,492	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

Sub-total		2,725,116

Total		9,334,131

	Counterparty	December 31, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	11,028,850	Reserve deposits under the BOK Act
Due from KSFC	Korea Securities Finance Corp. and others	50,113	Customer’s deposit reserve
Others	The Korea Exchange and others	41,645	Central counterparty KRW margin and others

Sub-total		11,120,608

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,103,917	Reserve deposits under the BOK Act and others
Foreign currency deposits on time	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities and others	872,603	Overseas futures and options trade deposits and others

Sub-total		1,976,578

Total		13,097,186

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	315	—	—	315
Others (*)	179	—	—	179

Ending balance	(4,366)	—	—	(4,366)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	544	—	—	544
Others (*)	(17)	—	—	(17)

Ending balance	(4,860)	—	—	(4,860)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(4,759,053)	—	—	(4,759,053)
Business combination	129,825	—	—	129,825
Others (*)	(329)	—	—	(329)

Ending balance	9,867,526	—	—	9,867,526

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	313,991	—	—	313,991
Business combination	35,910	—	—	35,910
Others (*)	(9,217)	—	—	(9,217)

Ending balance	14,497,083	—	—	14,497,083

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loans in local currency	249,264,947	221,484,049
Loans in foreign currencies (*)	20,025,092	18,534,270
Domestic banker’s usance	2,240,830	2,899,651
Credit card accounts	8,542,619	8,398,605
Bills bought in foreign currencies	5,763,427	4,772,093
Bills bought in local currency	133,650	61,362
Factoring receivables	38,017	20,905
Advances for customers on guarantees	31,300	12,616
Private placement bonds	353,585	307,339
Securitized loans	2,561,914	2,250,042
Call loans	2,352,034	3,290,167
Bonds purchased under resale agreements	10,145,749	8,981,752
Financial lease receivables	586,216	226,296
Installment financial bond	1,925,493	752,961
Others	380	1,191
Loan origination costs and fees	744,109	620,791
Discounted present value	(6,656)	(6,826)
Allowance for credit losses	(1,908,524)	(1,575,020)

Total	302,794,182	271,032,244

(*)	As of December 31, 2020, 50,088 million won of assets provided for collateral related to the bonds sold under repurchase agreements are included.

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,839)	20,050	789	(29,117)	25,067	4,050
Transfer to lifetime expected credit losses	9,137	(10,800)	1,663	19,259	(48,184)	28,925
Transfer to credit-impaired financial assets	3,549	4,913	(8,462)	3,607	10,349	(13,956)
Net reversal(provision) of loss allowance	5,142	(10,042)	(125,923)	2,831	(200,024)	(271,265)
Recovery	—	—	(71,277)	—	—	(66,179)
Charge-off	—	—	181,713	—	—	243,634
Disposal	—	—	5,640	—	13	47,106
Interest income from impaired loans	—	—	10,790	—	—	14,945
Business combination	(31,327)	(15,129)	(72,040)	(13,703)	(18,164)	(24,364)
Others	(2,041)	4,507	(2,998)	13,921	6,754	38,405

Ending balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,978)	14,755	223	(64,934)	59,872	5,062
Transfer to lifetime expected credit losses	9,341	(9,742)	401	37,737	(68,726)	30,989
Transfer to credit-impaired financial assets	627	1,137	(1,764)	7,783	16,399	(24,182)
Net reversal(provision) of loss allowance	17,022	(25,098)	(179,872)	24,995	(235,164)	(577,060)
Recovery	—	—	(66,026)	—	—	(203,482)
Charge-off	—	—	245,890	—	—	671,237
Disposal	—	—	23,653	—	13	76,399
Interest income from impaired loans	—	—	—	—	—	25,735
Business combination	—	—	—	(45,030)	(33,293)	(96,404)
Others	2	—	—	11,882	11,261	35,407

Ending balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(14,430)	13,661	769	(58,537)	49,884	8,653
Transfer to lifetime expected credit losses	14,022	(15,332)	1,310	8,215	(20,473)	12,258
Transfer to credit-impaired financial assets	8,603	10,312	(18,915)	3,308	17,852	(21,160)
Net reversal(provision) of loss allowance	21,802	(38,203)	(146,204)	86,565	6,855	(75,392)
Recovery	—	—	(61,914)	—	—	(66,359)
Charge-off	—	—	217,382	—	—	222,537
Disposal	—	—	2,763	—	1	42,095
Interest income from impaired loans	—	—	9,647	—	—	17,887
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(636)	(32)	(520)	(15,489)	(210)	259

Ending balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,712)	15,231	481	(88,679)	78,776	9,903
Transfer to lifetime expected credit losses	6,031	(6,317)	286	28,268	(42,122)	13,854
Transfer to credit-impaired financial assets	98,647	94,116	(192,763)	110,558	122,280	(232,838)
Net reversal(provision) of loss allowance	(98,888)	(96,434)	(40,343)	9,479	(127,782)	(261,939)
Recovery	—	—	(60,365)	—	—	(188,638)
Charge-off	—	—	281,420	—	—	721,339
Disposal	—	—	—	—	1	44,858
Interest income from impaired loans	—	—	—	—	—	27,534
Business combination	—	—	—	(9)	(2,008)	(3,150)
Others	(17)	2	14	(16,142)	(240)	(247)

Ending balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,564,471	(4,552,400)	(12,071)	1,160,399	(1,146,756)	(13,643)
Transfer to lifetime expected credit losses	(5,365,577)	5,388,064	(22,487)	(3,983,614)	4,023,106	(39,492)
Transfer to credit-impaired financial assets	(96,197)	(103,016)	199,213	(357,386)	(120,491)	477,877
Charge-off	—	—	(181,713)	—	—	(243,634)
Disposal	—	—	(55,349)	—	(398)	(163,644)
Net increase (decrease)	13,326,560	(1,289,910)	54,503	14,804,391	(696,164)	(64,490)
Business combination	2,307,498	125,166	137,336	3,507,163	358,846	24,678

Ending balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909

	For the year ended December 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	257,399	(257,144)	(255)	5,982,269	(5,956,300)	(25,969)
Transfer to lifetime expected credit losses	(454,230)	454,709	(479)	(9,803,421)	9,865,879	(62,458)
Transfer to credit-impaired financial assets	(26,947)	(10,796)	37,743	(480,530)	(234,303)	714,833
Charge-off	—	—	(245,890)	—	—	(671,237)
Disposal	—	—	(43,781)	—	(398)	(262,774)
Net increase (decrease)	224,286	5,619	204,369	28,355,237	(1,980,455)	194,382
Business combination	—	—	—	5,814,661	484,012	162,014

Ending balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089

	For the year ended December 31, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	2,626,998	(2,614,767)	(12,231)	1,560,734	(1,550,164)	(10,570)
Transfer to lifetime expected credit losses	(8,238,499)	8,256,600	(18,101)	(2,306,186)	2,341,881	(35,695)
Transfer to credit-impaired financial assets	(152,128)	(104,129)	256,257	(252,249)	(142,902)	395,151
Charge-off	—	—	(217,382)	—	—	(222,537)
Disposal	—	(55)	(67,924)	—	(70)	(161,318)
Net increase (decrease)	6,397,570	883,149	85,561	3,985,392	(809,566)	(266,432)
Business combination	100	—	—	2,561	40,161	21,000

Ending balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257

	For the year ended December 31, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	258,674	(258,166)	(508)	4,446,406	(4,423,097)	(23,309)
Transfer to lifetime expected credit losses	(307,100)	307,450	(350)	(10,851,785)	10,905,931	(54,146)
Transfer to credit-impaired financial assets	(124,675)	(104,712)	229,387	(529,052)	(351,743)	880,795
Charge-off	—	—	(281,420)	—	—	(721,339)
Disposal	—	—	—	—	(125)	(229,242)
Net increase (decrease)	589,724	(41,512)	72,269	10,972,686	32,071	(108,602)
Business combination	—	—	—	2,661	40,161	21,000

Ending balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Cash Management Account asset (CMA asset)	210,000	199,000
Receivables	3,809,929	5,653,997
Accrued income	864,107	1,012,240
Telex and telephone subscription rights and refundable deposits	936,878	949,118
Domestic exchange settlement debit	1,518,775	373,228
Other assets	192,342	82,782
Allowance for credit losses	(83,295)	(77,139)

Total	7,448,736	8,193,226

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	129	13	—
Transfer to lifetime expected credit losses	125	(155)	30	—
Transfer to credit-impaired financial assets	23	64	(87)	—
Provision of loss allowance	(667)	(1,589)	(3,080)	(5,336)
Charge-off	—	—	2,151	2,151
Disposal	—	—	1,557	1,557
Business combination	(624)	(2,235)	(1,968)	(4,827)
Others	815	2	(518)	299

Ending balance	(3,666)	(5,450)	(74,179)	(83,295)

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(207)	198	9	—
Transfer to lifetime expected credit losses	116	(43)	(73)	—
Transfer to credit-impaired financial assets	19	159	(178)	—
Reversal (provision) of loss allowance	802	(9)	(6,854)	(6,061)
Charge-off	—	—	2,506	2,506
Disposal	—	—	1,685	1,685
Business combination	(401)	—	(7,268)	(7,669)
Others	(56)	—	397	341

Ending balance	(3,196)	(1,666)	(72,277)	(77,139)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,737)	(23)	—
Transfer to lifetime expected credit losses	(15,305)	15,334	(29)	—
Transfer to credit-impaired financial assets	(1,900)	(701)	2,601	—
Charge-off	—	—	(2,151)	(2,151)
Disposal	—	—	(1,847)	(1,847)
Net increase (decrease)	(856,008)	(26,539)	69,500	(813,047)
Business combination	72,035	4,414	2,262	78,711

Ending balance	7,267,426	76,418	188,187	7,532,031

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	8,036	(8,019)	(17)	—
Transfer to lifetime expected credit losses	(17,678)	17,740	(62)	—
Transfer to credit-impaired financial assets	(952)	(918)	1,870	—
Charge-off	—	—	(2,506)	(2,506)
Disposal	—	—	(2,212)	(2,212)
Net increase (decrease)	606,457	55,651	41,138	703,246
Business combination	9,591	—	7,656	17,247

Ending balance	8,059,844	92,647	117,874	8,270,365

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets (Designated for trading)	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities (Designated for trading)	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	27,901	—	—	27,901
Debt securities	420,330	1,910,929	5,826	2,337,085
Equity securities	157,895	1,834	528,621	688,350
Capital contributions	—	—	515,199	515,199
Beneficiary certificates	1	90,498	1,275,734	1,366,233
Loans	—	59,844	152,629	212,473
Derivative assets (Designated for trading)	3,057	2,893,798	25,048	2,921,903

Sub-total	609,184	4,956,903	2,503,057	8,069,144

Financial assets at FVTOCI
Debt securities	2,146,163	24,568,261	—	26,714,424
Equity securities	441,672	—	493,698	935,370
Securities loaned	—	80,737	—	80,737

Sub-total	2,587,835	24,648,998	493,698	27,730,531

Derivative assets (Designated for hedging)	—	121,131	—	121,131

Total	3,197,019	29,727,032	2,996,755	35,920,806

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,530	—	—	27,530
Derivative liabilities (Designated for trading)	4,336	2,766,771	72,039	2,843,146

Sub-total	31,866	2,766,771	72,039	2,870,676

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	87,626	87,626

Derivative liabilities (Designated for hedging)	—	6,516	321	6,837

Total	31,866	2,773,287	159,986	2,965,139

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2020 and 2019 are as follows:

	Valuation methods	Input variables

Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2020 and 2019 are as follows:

	Valuation methods	Input variables

Loans, bond with options	Fair value is calculated by using the Discounted Cash Flow Model, Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC.	Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate

Debt securities	The Group is measuring fair value with LSMC and the Hull-White model.	Stock volatility, interest rate volatility and discount rate

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Volatility of underlying assets, discount rate, dividends, volatility, correlation coefficient, foreign exchange rate, etc.

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans, bond with options, convertible bonds	Binomial Tree		Stock prices, Volatility of underlying asset	19.82~22.84%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	18.99%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model		Discount rate	4.70~16.50%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Credit spread	2.30~5.90%	Fair value decreases as credit spread increases.
	Hull-White model		Stock volatility	17.50~27.30%	Fair value increases as volatility increases.
			Interest rate volatility	0.50%	Fair value increases as volatility increases.
			Discount rate	3.10~53.20%	Fair value increases as discount rate decreases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	25.46~131.47%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.29~0.75	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.
Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.48~0.60	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in historical volatility, the fair value variation of equity-linked securities may decrease.
			Volatility of underlying asset	27.59~49.29%

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	18.99~26.45%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.
			Discount rate	5.83~34.63%	Fair value increases as discount rate decreases.
			Fluctuation rate of real estate sales price	—	Fair value increases as sales price increases
			Liquidation value	—	Variation of liquidation value increases as volatility of underlying assets increases
	Net asset value method		Discount rate	14.30%	Fair value increases as discount rate decreases.
	Binomial Tree		Volatility	39.60%	Fair value increases as volatility increases.
			Discount rate	8.50%	Fair value increases as discount rate decreases.
Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.
			Growth rate	1.00%	Fair value increases as growth rate increases.
	LSMC		Stock prices, Volatility of underlying asset	17.61~26.45%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	—	(632)	—	2,627	(3,203)	—	4,618
Equity securities	464,741	3,894	(8,977)	—	5,088	(14,407)	32	450,371
Capital contributions	515,199	173,244	39,500	—	194,396	(56,654)	—	865,685
Beneficiary certificates	1,275,734	166,467	(7,919)	—	715,437	(231,908)	—	1,917,811
Loans	152,629	35,854	6,149	—	656,880	(642,450)	—	209,062
Derivative assets	25,048	—	9,458	—	9,501	(23,911)	(12,224)	7,872
Others	63,880	—	3,472	—	17,997	(370)	—	84,979

Sub-total	2,503,057	379,459	41,051	—	1,601,926	(972,903)	(12,192)	3,540,398

Financial assets at FVTOCI	—		—	—	—	—	—	—
Equity securities	493,698	—	—	(4,920)	82,227	(2,482)	2,192	570,715

Total	2,996,755	379,459	41,051	(4,920)	1,684,153	(975,385)	(10,000)	4,111,113

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	—	30,150	—	2,650	(66,170)	(18,533)	20,136
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	—	665	—	—	(68,661)	—	19,630
Derivative liabilities (Designated for hedging)	321	—	—	—	—	(321)	—	—

Total	159,986	—	30,815	—	2,650	(135,152)	(18,533)	39,766

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 37,340 million won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the year ended December 31, 2019
	Beginning balance	Business Combination	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	—	476	—	2,000	(5,039)	—	5,826
Equity securities	401,860	—	59,537	—	95,511	(28,287)	—	528,621
Capital contributions	422,614	707	(13,270)	—	173,064	(67,916)	—	515,199
Beneficiary certificates	854,299	—	18,450	—	578,228	(183,684)	8,441	1,275,734
Loans	180,450	—	6,854	—	60,696	(95,371)	—	152,629
Derivative assets	48,798	—	16,935	—	1,115	(40,343)	(1,457)	25,048

Sub-total	1,916,410	707	88,982	—	910,614	(420,640)	6,984	2,503,057

Financial assets at FVTOCI
Equity securities	468,847	1,408	—	23,063	687	(306)	(1)	493,698

Total	2,385,257	2,115	88,982	23,063	911,301	(420,946)	6,983	2,996,755

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	16,691	—	84,033	—	(11,140)	(14,817)	(2,728)	72,039
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	164,767	—	33,237	—	1,809	(112,187)	—	87,626
Derivatives liabilities (designated for hedging)	—	—	—	—	321	—	—	321

Total	181,458	—	117,270	—	(9,010)	(127,004)	(2,728)	159,986

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 21,809 million won included in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,150,878 million won and 3,156,741 million won as of December 31, 2020 and 2019 respectively, equity instruments of 3,052,432 million won and 2,194,320 million won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2020 and 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2) (*3) (*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	640	(935)	—	—
Loans (*2)	152	(128)	—	—
Debt securities	652	(640)	—	—
Equity securities (*3) (*4)	16,104	(10,929)	—	—
Beneficiary certificates (*4)	1,125	(1,125)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	26,380	(11,981)

Total	18,673	(13,757)	26,380	(11,981)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,054	(816)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	136	(142)	—	—

Total	1,190	(958)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

	December 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,123,898	17,378,920	—	20,502,818	20,320,539
Loans and other financial assets at amortized cost	25,902	54,507	283,058,699	283,139,108	293,717,693
Financial liabilities:
Deposits due to customers	—	264,909,974	—	264,909,974	264,685,578
Borrowings	—	18,919,018	—	18,919,018	18,998,920
Debentures	—	31,173,189	—	31,173,189	30,858,055
Other financial liabilities	—	17,274,514	—	17,274,514	17,287,722

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

	December 31, 2019
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	27,901	—	14,492,223	—	14,520,124
Securities	4,906,867	27,730,531	20,320,539	—	52,957,937
Loans	212,473	—	271,032,244	—	271,244,717
Derivative assets	2,921,903	—	—	121,131	3,043,034
Other financial assets	—	—	8,193,226	—	8,193,226

Total	8,069,144	27,730,531	314,038,232	121,131	349,959,038

	December 31, 2019
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	27,530	—	264,685,578	—	264,713,108
Borrowings	—	87,626	18,998,920	—	19,086,546
Debentures	—	—	30,858,055	—	30,858,055
Derivative liabilities	2,843,146	—	—	6,837	2,849,983
Other financial liabilities	—	—	17,287,722	—	17,287,722

Total	2,870,676	87,626	331,830,275	6,837	334,795,414

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	48,612	—	—	421,709	120,158	590,479
Financial assets at FVTOCI	437,527	311	(1,529)	24,138	18,385	478,832
Securities at amortized cost	382,988	—	934	—	—	383,922
Loans and other financial assets at amortized cost	8,654,726	376,872	(792,250)	44,443	—	8,283,791
Financial liabilities at amortized cost	(3,516,023)	—	—	—	—	(3,516,023)
Net derivatives (designated for hedging)	—	—	—	(74,213)	—	(74,213)

Total	6,007,830	377,183	(792,845)	416,077	138,543	6,146,788

	For the year ended December 31, 2019
	Interest Income (expense)	Fees and Commissions Income (expense)	Provision (reversal) of credit loss	Gain or loss on transactions and valuation	Others	Total
Financial assets at FVTPL	50,277	89,817	—	25,455	86,979	252,528
Financial assets at FVTOCI	474,751	—	(3,297)	11,015	20,980	503,449
Securities at amortized cost	436,340	—	1,415	—	—	437,755
Loans and other financial assets at amortized cost	9,615,060	296,435	(385,758)	102,115	—	9,627,852
Financial liabilities at amortized cost	(4,682,722)	—	—	—	—	(4,682,722)
Net derivatives (designated for hedging)	—	—	—	36,982	—	36,982

Total	5,893,706	386,252	(387,640)	175,567	107,959	6,175,844

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Assets transferred	Financial assets at FVTPL	410,331	407,985
	Financial assets at FVTOCI	138,315	56,975
	Securities at amortized cost	40,987	42,841
	Loans and other financial assets at amortized cost	50,088	82,594

	Total	639,721	590,395

Related liabilities	Bonds sold under repurchase agreements	657,823	569,002

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	100,345	80,737	Korea Securities Finance Corporation

3)	Liquidity of financial assets

As of December 31, 2020 and 2019, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

	December 31, 2020		December 31, 2019
	Book value (*)	Fair value	Book value	Fair value
Assets transferred	4,630,470	4,629,545	4,504,496	4,485,942
Related liabilities	3,803,911	3,804,821	3,523,010	3,532,784

(*)	The carrying amount is the amount before the allowance for bad debts.

On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 18. The Group does not have financial instruments that are continuously involved.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payables or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured loans. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets.

As of December 31, 2020 and 2019, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	6,456,799	—	6,456,799
Receivable spot exchange (*2)	3,153,919	—	3,153,919	7,733,997	598,545	1,278,176
Bonds purchased under resale agreements (*2)	10,145,749	—	10,145,749	10,145,749	—	—
Domestic exchange settlement debits (*2) (*6)	34,352,965	32,834,189	1,518,776	—	—	1,518,776

Total	54,109,432	32,834,189	21,275,243	17,879,746	598,545	2,796,952

Financial liabilities:
Derivative liabilities (*1)	5,823,620	—	5,823,620	7,147,683	477,603	1,371,364
Equity-linked securities in short position (*3)	19,630	—	19,630	—	—	—
Payable spot exchange (*4)	3,153,400	—	3,153,400	—	—	—
Bonds sold under repurchase agreements (*5)	657,823	—	657,823	213,623	444,200	—
Domestic exchange settlement credits (*4) (*6)	33,014,440	32,834,189	180,251	176,179	—	4,072

Total	42,668,913	32,834,189	9,834,724	7,537,485	921,803	1,375,436

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	3,032,894	—	3,032,894
Receivable spot exchange (*2)	5,112,206	—	5,112,206	7,058,885	111,122	975,093
Bonds purchased under resale agreements (*2)	8,981,752	—	8,981,752	8,981,752	—	—
Domestic exchange settlement debits (*2) (*6)	31,642,486	31,269,258	373,228	—	—	373,228

Total	48,769,338	31,269,258	17,500,080	16,040,637	111,122	1,348,321

Financial liabilities:
Derivative liabilities (*1)	2,824,449	—	2,824,449
Equity-linked securities in short position (*3)	87,626	—	87,626
Payable spot exchange (*4)	5,111,386	—	5,111,386	7,071,549	172,488	779,424
Bonds sold under repurchase agreements (*5)	569,002	—	569,002	180,402	388,600	—
Domestic exchange settlement credits (*4) (*6)	32,531,186	31,269,258	1,261,928	1,257,280	—	4,648

Total	41,123,649	31,269,258	9,854,391	8,509,231	561,088	784,072

(*1)	The items include derivatives held for trading, derivatives designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	December 31, 2020	December 31, 2019
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2020.11.30(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2020.12.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2020.11.30(*5)
Saman Corporation (*6)	General construction Technology service	—	9.2	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Beomgyo., Ltd. (*4)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2020.12.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2020.12.31
K BANK Co., Ltd. (*2) (*7)	Finance	26.2	14.5	Korea	2020.11.30(*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	2020.12.31
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2020.12.31
Well to Sea No. 3 Private Equity Fund (*6)	Finance	50.0	50.0	Korea	2020.9.30(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2020.12.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2020.12.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2020.12.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2020.9.30(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	—	Korea	2020.12.31
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	—	Korea	2020.12.31

Union Technology Finance Investment Association	Trust and collective investment	29.7	—	Korea	2020.12.31

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	December 31, 2020	December 31, 2019
Woori Bank: (*8)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2020.12.31
Woori G Clean Energy No.1	Investment trust and discretionary investment business	29.3	—	Korea	2020.12.31
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	16.7	—	Korea	2020.12.31
Woori Seoul Beltway Private Special Asset Fund	Trust and collective investment	25.0	—	Korea	2020.12.31
Woori Financial Capital Co., Ltd. :
AJU TAERIM 1st Fund	Other financial services	25.6	—	Korea	2020.12.31
Portone-Cape Fund No.1	Other financial services	20.0	—	Korea	2020.12.31
KIWOOM PE AJU Investment Fund (*9)	Other financial services	9.1	—	Korea	2020.12.31
Woori Investment Bank Co., Ltd. : (*8)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	—	Korea	2020.12.31
Woori Asset Management Co. Ltd.:
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	21.8	—	Korea	2020.12.31
Woori Star50 Master Fund ClassC-F	Collective investment business	24.5	—	Korea	2020.12.31
Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2020.12.31
Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2020.10.31(*5)
Woori bank and Woori Financial Capital Co., Ltd.: (*8)
JC Assurance No.2 Private Equity Fund	Collective investment business	29.3	—	Korea	2020.12.31
Dream Company Growth no.1 PEF	Collective investment business	27.8	—	Korea	2020.12.31
HMS-Oriens 1st Fund	Trust and collective investment	22.8	—	Korea	2020.12.31
Woori G Senior Loan No.1	Investment trust and discretionary investment business	21.7	—	Korea	2020.12.31
Woori bank and Woori card Co., Ltd.:
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	December 31, 2020	December 31, 2019
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.9	27.9	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.5	24.5	Korea	—
Woori bank and Woori Asset Management Co., Ltd.:
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	23.3	—	Korea	2020.12.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd.: (*8)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	31.9	Korea	2020.12.31
Woori Bank and Woori Investment Bank Co., Ltd.: (*8)
Chin Hung International Inc. (*3)	Construction	—	25.3	Korea	—
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2020.12.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd.: (*8)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	38.4	38.4	Korea	2020.12.31

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2020 and 2019.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)

As of December 31, 2020, it is classified as assets held for sale. Quoted market prices per share of Chin Hung International Inc. are 2,595 Won and 2,310 Won as of December 31, 2020 and 2019, respectively.

(*4)	There is no investment balance as of December 31, 2020 and 2019.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Due to a significant loss of influence as of December 31, 2020, the entity was classified as a fair value through other comprehensive income measurement financial asset.
(*7)	The equity ratio increased due to paid-in capital increase as of December 31, 2020.
(*8)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*9)	The Group can participate as a co-operator to exert significant influence.
(*10)	Woori G IPO10 [FI_Bal][F]C(F), Woori G Egis Bond[FI][F](C(F)) can exert significant influence but was classified as an item measured at fair value through profit or loss.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
W Service Networks Co., Ltd.	108	186	7	—	—	(3)	—	1	191
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,370	—	—	(90)	—	—	8,125
Korea Finance Security Co., Ltd.	3,267	3,287	(221)	—	—	—	—	—	3,066
Chin Hung International Inc.	—	51,176	(742)	—	(50,411)	—	—	(23)	—
Saman Corporation	—	849	(432)	—	(466)	—	—	49	—
Woori Growth Partnerships New Technology Private Equity Fund	16,938	19,212	(2,240)	—	(1,728)	(212)	—	—	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	11,893	15,141	1,240	—	(492)	(1,088)	—	(1,563)	13,238
K BANK Co., Ltd.	236,232	31,254	(18,334)	163,082	—	—	—	(1,905)	174,097
Smart Private Equity Fund No.2	2,915	2,764	(1,283)	—	—	—	—	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	365	—	(900)	—	—	—	2,788
Well to Sea No.3 Private Equity Fund	—	209,023	87,180	—	(117,170)	(178,355)	—	(678)	—
Partner One Value Up I Private Equity Fund	10,000	9,908	(75)	—	—	—	—	(17)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	4,576	—	5,720	(540)	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	—	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	11,841	7,366	31,363	(12,124)	(104)	—	—	38,342
LOTTE CARD Co., Ltd	346,810	409,444	19,692	810	—	(5,710)	—	(1,404)	422,832
Woori-Q Corporate Restructuring Private Equity Fund	23,146	6,046	(159)	17,017	—	—	—	—	22,904
PCC-Woori LP Secondary Fund	7,575	2,525	554	5,049	—	—	—	—	8,128
Force TEC Co., Ltd.	—	—	1,542	—	—	—	—	(1,149)	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	—	23	100,000	(90,000)	—	—	—	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	—	241	4,084	(346)	—	—	—	3,979
Union Technology Finance Investment Association	4,500	—	(15)	4,500	—	—	—	—	4,485
Uri Hanhwa Eureka Private Equity Fund	350	342	61	—	—	—	—	—	403
Godo Kaisha Oceanos 1	10,800	10,952	7	—	—	(850)	—	84	10,193
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	283	—	—	(154)	—	(186)	3,234

	For the year ended December 31, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Business combination	Change in capital	December 31, 2020
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	49	6,141	—	—	—	(114)	6,076
Woori G Senior Loan No.1	51,959	—	343	51,959	—	(257)	—	—	52,045
Woori G Clean Energy No.1	1,015	—	9	1,015	—	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	14,915	—	611	14,915	—	(408)	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	5,590	—	97	5,591	—	(75)	—	—	5,613
AJU TAERIM 1st Fund	1,100	—	(6)	—	—	—	289	—	283
Portone-Cape Fund No.1	1,000	—	—	—	—	—	960	—	960
KIWOOM PE AJU Investment Fund	1,000	—	(6)	1,000	—	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	9,000	—	1,184	—	—	—	—	946	2,130
Woori Star50 Master Fund ClassC-F	200	—	(16)	200	—	—	—	—	184
JC Assurance No.2 Private Equity Fund	29,050	—	—	29,050	—	—	—	—	29,050
Dream Company Growth no.1 PEF	7,705	—	—	7,705	—	—	—	—	7,705
HMS-Oriens 1st Fund	12,000	—	—	12,000	—	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	91,092	—	2,382	91,092	—	—	—	—	93,474

	973,371	806,360	101,077	552,368	(274,498)	(187,306)	1,249	(5,959)	993,291

	For the year ended December 31, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	December 31, 2019
W Service Networks Co., Ltd.	108	157	31	—	—	(2)	—	186
Korea Credit Bureau Co., Ltd.	3,313	6,790	190	—	—	(135)	—	6,845
Korea Finance Security Co., Ltd.	3,267	3,456	(169)	—	—	—	—	3,287
Chin Hung International Inc.	130,779	44,741	6,426	—	—	—	9	51,176
Saman Corporation	8,521	1,014	(198)	—	—	—	33	849
Woori Growth Partnerships New Technology Private Equity Fund	18,666	25,091	1,466	309	(7,490)	(164)	—	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,300	1,193	—	(2,615)	—	1,263	15,141
K BANK Co., Ltd.	73,150	43,709	(18,233)	5,807	—	—	(29)	31,254
Smart Private Equity Fund No.2	2,915	2,890	(41)	—	(85)	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	623	—	—	—	—	3,323
Well to Sea No.3 Private Equity Fund	101,483	197,393	30,343	—	—	(18,836)	123	209,023
Partner One Value Up I Private Equity Fund	10,000	9,948	(40)	—	—	—	—	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,375	3,025	—	1,350	—	—	—	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,665	—	(824)	12,665	—	—	—	11,841
LOTTE CARD Co.,Ltd	346,000	—	63,444	346,000	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	6,129	—	(83)	6,129	—	—	—	6,046
PCC-Woori LP Secondary Fund	2,525	—	—	2,525	—	—	—	2,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(136)	—	(651)	—	—	—
Uri Hanhwa Eureka Private Equity Fund	350	339	3	—	—	—	—	342
Godo Kaisha Oceanos 1	10,870	—	2	10,870	(15)	(105)	200	10,952
Japanese Hotel Real Estate Private Equity Fund 2	3,291	—	—	3,291	—	—	—	3,291

	759,368	361,766	83,997	389,096	(10,856)	(19,242)	1,599	806,360

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)
Smart Private Equity Fund No.2	13,667	51	1	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106
LOTTE CARD Co.,Ltd (*)	14,578,716	12,238,805	1,255,593	78,781
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974
Union Technology Finance Investment Association	15,151	51	1	(50)
Uri Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148
Woori G Senior Loan No.1	240,414	15	1,721	1,584
Woori G Clean Energy No.1	3,496	1	33	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969
Woori Seoul Beltway Private Special Asset Fund	22,452	1	352	323
AJU TAERIM 1st Fund	1,192	86	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—
KIWOOM PE AJU Investment Fund	10,986	57	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)
Woori Star50 Master Fund ClassC-F	1,011	246	11	11
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,742	1,969	17,572	1,322
Korea Credit Bureau Co., Ltd.	96,855	30,289	91,200	1,480
Korea Finance Security Co., Ltd.	32,574	10,660	61,939	(1,265)
Chin Hung International Inc.	335,147	229,764	499,152	26,617
Saman Corporation	92,206	66,184	91,088	(485)
Woori Growth Partnerships New Technology Private Equity Fund	83,583	330	7,866	6,355
2016KIF-IMM Woori Bank Technology Venture Fund	72,768	343	8,939	7,462
K BANK Co., Ltd.	2,679,968	2,464,168	84,928	(89,779)
Smart Private Equity Fund No.2	13,872	51	2	(204)
Woori Bank-Company K Korea Movie Asset Fund	13,294	2	4,532	2,492
Well to Sea No.3 Private Equity Fund	7,073,363	6,470,540	524,319	48,357
Partner One Value Up I Private Equity Fund	42,602	—	457	(175)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,208	691	766	(676)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,939	124	10	(494)
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,642	620	2	(2,679)
LOTTE CARD Co.,Ltd (*)	12,936,977	10,659,889	1,366,512	42,538
Woori-Q Corporate Restructuring Private Equity Fund	15,975	823	—	(823)
PCC-Woori LP Secondary Fund	6,498	—	—	(2)
Uri Hanhwa Eureka Private Equity Fund	41,950	236	41	(436)
Godo Kaisha Oceanos 1	70,869	47,960	778	119
Japanese Hotel Real Estate Private Equity Fund 2	16,561	6	—	(600)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,837	41.8
Jehin Trading Co., Ltd.	83,056	27.7
The Season Company Co., Ltd.	18,283	30.3
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of December 31, 2020 and 2019, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1) (*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18.899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Force TEC	1,526	25.8	393	—	—	—	393
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Uri Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Japanese Hotel Real Estate Private Equity Fund 2	16,278	19.9	3,234	—	—	—	3,234
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori G Senior Loan No.1	240,399	21.7	52,045	—	—	—	52,045
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	22,451	25.0	5,613	—	—	—	5,613

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
AJU TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM PE AJU Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million won at the time of liquidation was classified as receivable.

	December 31, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,773	4.9	186	—	—	—	186
Korea Credit Bureau Co., Ltd.	66,566	9.9	6,597	246	—	2	6,845
Korea Finance Security Co., Ltd.	21,914	15.0	3,287	—	—	—	3,287
Chin Hung International Inc. (*1)	105,383	25.3	26,646	24,565	—	(35)	51,176
Saman Corporation (*2)	26,022	9.2	2,391	5,373	(6,915)	—	849
Woori Growth Partnerships New Technology Private Equity Fund	83,253	23.1	19,215	—	—	(3)	19,212
2016KIF-IMM Woori Bank Technology Venture Fund	72,425	20.0	14,485	—	—	656	15,141
K BANK Co., Ltd. (*1) (*2)	215,800	14.5	31,248	3,634	(3,634)	6	31,254
Smart Private Equity Fund No.2	13,821	20.0	2,764	—	—	—	2,764
Woori Bank-Company K Korea Movie Asset Fund	13,292	25.0	3,323	—	—	—	3,323
Well to Sea No.3 Private Equity Fund (*1)	418,250	50.0	209,041	—	—	(18)	209,023
Partner One Value Up Ist Private Equity Fund	42,602	23.3	9,909	—	—	(1)	9,908
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,517	20.0	4,103	—	—	473	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,815	25.0	4,204	—	—	171	4,375
Woori-Shinyoung Growth-Cap Private Equity Fund I	37,022	31.9	11,841	—	—	—	11,841
LOTTE CARD Co., Ltd (*1)	2,047,220	20.0	409,444	—	—	—	409,444
Woori-Q Corporate Restructuring Private Equity Fund	15,152	38.4	5,813	—	—	233	6,046
PCC-Woori LP Secondary Fund	6,498	38.8	2,524	—	—	1	2,525
Uri Hanhwa Eureka Private Equity Fund	41,714	0.8	342	—	—	—	342
Godo Kaisha Oceanos 1	22,909	47.8	10,952	—	—	—	10,952
Japanese Hotel Real Estate Private Equity Fund 2	16,555	19.9	3,291	—	—	—	3,291

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Acquisition cost	409,702	299,802
Accumulated depreciation	(22,152)	(19,563)
Accumulated impairment losses	(86)	—

Net carrying value	387,464	280,239

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	280,239	178,910
Acquisition	76,588	70,346
Disposal	(353)	(193)
Depreciation	(2,689)	(2,225)
Transfer	30,431	32,394
Foreign currencies translation adjustments	267	402
Business combination	10,557	—
Others	(7,576)	605

Ending balance	387,464	280,239

(3)

Fair value of investment properties amounted to 750,659 million won and 502,305 million won as of December 31, 2020 and 2019, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 15,190 million won and 10,106 million won for the years ended December 31, 2020 and 2019, respectively. Operating expenses directly related to the investment properties where rental fee was earned is amounting to 2,807 million won and 3,010 million won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments:
Within a year	11,553	6,574
More than 1 year and within 2 years	8,403	4,924
More than 2 years and within 3 years	7,545	4,018
More than 3 years and within 4 years	7,154	3,618
More than 4 years and within 5 years	4,312	3,126
More than 5 years	2534	241

Total	41,501	22,501

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Right-of-use asset	—	449,878	17,236	—	—	—	467,114
Carrying value	1,761,159	1,252,177	295,252	54,839	1,287	2	3,364,716

(2)	Details of premises and equipment (owned) as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

	December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,761,819	1,063,756	1,123,101	463,181	1,287	20	4,413,164
Accumulated depreciation	—	(261,457)	(845,085)	(408,342)	—	(18)	(1,514,902)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	3,787	26,972	84,828	26,124	7,751	—	149,462
Disposals	(8,326)	(1,719)	(605)	(688)	—	—	(11,338)
Depreciation	—	(34,572)	(94,388)	(30,579)	—	—	(159,539)
Transfer	(30,847)	(2,048)	118	—	(118)	—	(32,895)
Foreign currencies translation adjustments	(836)	(882)	(1,849)	(830)	(82)	—	(4,479)
Business combination	1,108	81	2,150	437	—	—	3,776
Others	—	(3,091)	(45)	782	(592)	—	(2,946)

Ending balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

	For the year ended December 31, 2019
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisitions	186,303	87,667	119,474	28,788	7,315	—	429,547
Disposals	(3,015)	(2,245)	(1,203)	(2,738)	—	—	(9,201)
Depreciation	—	(30,766)	(87,453)	(27,134)	—	(1)	(145,354)
Classified as held-for-sale	(21)	(74)	—	—	—	—	(95)
Transfer	93,956	83,260	3,670	912	(14,886)	—	166,912
Foreign currencies translation adjustments	880	801	1,459	609	36	—	3,785
Business combination	1,185	74	926	1	—	—	2,186
Others	—	1,670	1,130	(3,193)	(277)	—	(670)

Ending balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602

(4)	Details of right-of-use assets as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

	December 31, 2019
	Building	Equipment and vehicles	Total
Acquisition cost	615,201	25,563	640,764
Accumulated depreciation	(165,323)	(8,327)	(173,650)

Net carrying value	449,878	17,236	467,114

(5)	Details of changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	224,494	6,831	231,325
Changes in contract	10,729	32	10,761
Termination	(18,925)	(574)	(19,499)
Depreciation	(224,946)	(11,716)	(236,662)
Business combination	3,210	381	3,591
Others	(9,308)	233	(9,075)

Ending balance	435,132	12,423	447,555

	For the year ended December 31, 2019
	Building	Equipment and vehicles	Total
Beginning balance	416,828	18,963	435,791
New contracts	251,992	8,306	260,298
Changes in contract	—	—	—
Termination	(3,803)	(178)	(3,981)
Depreciation	(219,743)	(9,984)	(229,727)
Business combination	5,438	114	5,552
Others	(834)	15	(819)

Ending balance	449,878	17,236	467,114

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

	December 31, 2019
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	350,682	1,576	517,224	1,036,445	32,583	4,066	1,942,576
Accumulated amortization	—	(884)	(292,031)	(776,305)	—	—	(1,069,220)
Accumulated impairment losses	—	—	—	(25,993)	(3,253)	—	(29,246)

Net carrying value	350,682	692	225,193	234,147	29,330	4,066	844,110

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	233	53,273	41,329	5,183	3,197	103,215
Disposal	—	—	—	—	(782)	—	(782)
Amortization (*)	—	(216)	(71,620)	(64,822)	—	—	(136,658)
Impairment losses	—	—	—	(7,692)	(99)	—	(7,791)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(14,802)	—	—	(2,208)	(15)	(2)	(17,027)
Business combination	—	—	2,403	4,199	2,079	—	8,681
Others	(1,590)	—	(804)	328	395	—	(1,671)

Ending balance	334,290	709	208,873	205,445	36,091	6,669	792,077

(*)	Amortization of other intangible assets amounting to 11,890 million won is included in other operating expenses.

	For the year ended December 31, 2019
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	153,602	562	240,320	169,024	23,597	10,415	597,520
Acquisitions	—	318	41,373	100,671	4,931	8,754	156,047
Disposal	—	—	—	—	(675)	—	(675)
Amortization (*)	—	(188)	(64,415)	(63,810)	—	—	(128,413)
Impairment losses	—	—	—	(25,858)	(939)	—	(26,797)
Transfer	—	—	7,915	7,188	—	(15,103)	—
Foreign currencies translation adjustments	10,234	—	—	2,292	60	—	12,586
Business combination	186,846	—	—	44,365	2,143	—	233,354
Others	—	—	—	275	213	—	488

Ending balance	350,682	692	225,193	234,147	29,330	4,066	844,110

(*)	Amortization of other intangible assets amounting to 22,317 million won is included in other operating expenses.

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2020 and 2019 are as follows (Unit: Korean won in million):

Cash-generating unit (*1)	December 31, 2020	December 31, 2019
Woori Asset Management Corp.	43,036	43,036
Woori Global Asset Management Co., Ltd.	2,030	2,030
Woori Asset Trust Co., Ltd.	141,780	141,780
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	92,831	106,173
WB Finance Co., Ltd (*3)	47,924	49,374
Others	6,689	8,289

Total	334,290	350,682

(*1)

Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.

(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the fair value less costs to sell or the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 0.0% - 1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%).	19.68	15.24	14.89	11.41	16.1
Terminal growth rate (%)	1.0	1.0	1.0	0.0	0.0
Recoverable amount.	285,319	129,877	55,346	573,559	196,977
Carrying amount	238,857	126,522	30,475	571,704	142,224

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been allocated will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Global Asset Management Co., Ltd	PT Bank Woori Saudara Indonesia 1906 Tbk	WB Finance Co., Ltd
Discount rate (%).	Increase by 1.0% point	(23,618)	(7,211)	(3,623)	(49,650)	(14,117)
	Decrease by 1.0% point	27,210	8,629	4,393	59,328	16,053
Terminal growth rate (%)	Increase by 1.0% point	13,798	5,033	2,660	38,031	7,904
	Decrease by 1.0% point	(12,008)	(4,221)	(2,203)	—	—

(*)	In the case of PT Bank Woori Saudara Indonesia 1906 Tbk and WB Finance Co., Ltd, declining cases are excluded from the analysis as the permanent growth rate was assumed to be 0%.

17.	ASSETS HELD FOR SALE

Assets held for distribution (sale) are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2020	December 31, 2019
Premises and equipment	2,130	95
Investments of associates	50,411	—
Others	7,461	10,461

Total	60,002	10,556

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2020 or December 31, 2019.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current term and classifies the premises as non-current assets held for sale. The asset is expected to be sold within 12 months, and the premises and equipment that was scheduled to be sold at the end of the prior term has been sold and removed. In addition, the investment assets of the associates, which are counted as assets held for sale as of the end of the current term, are likely to be sold within one year of the end of the current term according to the management’s decision. On the other hand, other assets that are expected to be sold as of the end of the current term are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2020
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Kookmin bank and others	259,835	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	Korea Securities Depository	157,021	Securities borrowing collateral
	Korean treasury and government bonds and others	Shinhan Investment Corp.	42,428	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Korea Securities Depository	148,961	Securities borrowing collateral
	Korean financial institutions’ debt securities and others	Kookmin bank and others	150,496	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	TIMEFOLIO Co., Ltd.	19,958	Collateral for futures transaction
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	473	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	1,621,941	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANKLONDON LTD	137,842	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	8,111,193	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	40,987	Related to bonds sold under repurchase agreements (*)
	Foreign financial institutions’ debt securities	Federal Reserve Bank	14,377	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	Daishin AMC Co.,Ltd. and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	39,005	Margin deposit for futures or option
	Other due from banks in local currency	Korea Federation of Savings Banks	47,805	Domestic exchange business
	Other due from banks in foreign currencies	JPMORGAN CHASE BANK and others	755,177	Collateral for CSA and others
	Foreign currency loan bonds	Industrial and Commercial Bank of China	50,088	Related to bonds sold under repurchase agreements (*)
	Mortgage loan	Public offering	3,190,889	Related to covered bonds
Investment real estate	Land and building	Credit Counselling & Recovery Service and others	5,676	Right to collateral and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	1,969	Right to collateral and others

		Total	14,797,621

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

		December 31, 2019
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds and others	Nonghyup bank	19,720	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Kookmin bank and others	168,327	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Eugene investment & futures co., Ltd. ..	3,008	Collateral for futures transaction
	Korean financial institutions’ debt securities and others	Nonghyup bank and others	219,938	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	5,127,383	Settlement risk and others
	Foreign financial institutions’ debt securities	Spain BBVA and others	56,975	Related to bonds sold under repurchase agreements (*)
	Korean corporate debt securities	Nonghyup bank futures and others	9,042	Collateral for futures transaction
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,570	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	6,190,630	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	37,271	Related to bonds sold under repurchase agreements (*)
Loan at amortized cost and other financial assets	Due from banks in local currency	Branch of IBK at Phnom Penh and others	11,352	Collateral deposits for local currency borrowings
	Due from banks in local currency	Daishin AMC and others	1,500	Right of pledge
	Other due from banks in local currency	Samsung Securities Co., Ltd. and others	17,345	Margin deposit for futures or option
	Other due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	180,919	Foreign margin deposit for future or option and others
	Foreign currency loans	Industrial and Commercial Bank of China	82,594	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	689	Right to collateral and others

		Total	12,132,263

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(2)	As of December 31, 2020 and 2019 there is no asset acquired through foreclosures.

	December 31, 2020	December 31, 2019
Investment properties
Land	5,425	—
Other assets
Land for non-business use	10,684	27
Building for non-business use	1,966	—
Movables for non-business use	155	—
Real estate assessment provision for non-business use	(670)	(27)
Sub-total	12,135	—
Assets held for sale
Land	5,477	5,143
Building	3,568	4,742
Others	546	577
Sub-total	9,591	10,462

Total	27,151	10,462

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds	100,345	80,737	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,573,982	—

	December 31, 2019
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	9,340,517	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease assets	1,116,175	—
Prepaid expenses	170,820	135,010
Advance payments	28,256	78,306
Non-operational assets	12,135	—
Others	21,608	20,330

Total	1,348,994	233,646

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial instruments at fair value through profit or loss measured at fair value	6,794,192	2,870,676
Financial liabilities at fair value through profit or loss designated as upon initial recognition	19,630	87,626

Total	6,813,822	2,958,302

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits
Gold banking liabilities	49,279	27,530
Borrowings	—	—
Securities sold	285,026	—
Derivative liabilities	6,459,887	2,843,146

Total	6,794,192	2,870,676

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Equity-linked securities
Equity-linked securities in short position	19,630	87,626

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Carrying amount	19,630	87,626
Nominal amount at maturity	25,780	97,503

Difference	(6,150)	(9,877)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deposits in local currency:
Deposits on demand	12,454,024	8,655,228
Deposits at termination	242,397,664	224,115,771
Mutual installment	26,319	28,574
Deposits on notes payables	2,647,492	2,174,995
Deposits on CMA	110,413	150,300
Certificate of deposits	2,072,389	973,625
Other deposits	1,372,461	1,451,470

Sub-total	261,080,762	237,549,963

Deposits in foreign currencies:
Deposits in foreign currencies	30,408,762	27,143,710

Present value discount	(12,245)	(8,095)

Total	291,477,279	264,685,578

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.3	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies (*):
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

	December 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,770,726
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.8	1,844,798
Others	The Korea Development Bank and others	0.0 ~ 5.5	6,070,201

Sub-total	9,685,725
Borrowings in foreign currencies (*):
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	(0.3) ~ 8.3	8,566,872
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,734

Sub-total			8,601,606

Bills sold	Others	0.0 ~1.6	9,367
Call money	Bank and others	(0.3) ~ 3.5	133,519
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 12.7	569,002
Present value discount			(299)

Total			18,998,920

(*)	Included borrowing in foreign currencies under cash flow hedge amounting to 34,443 million won as of December 31, 2019.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 4.5	29,623,445	0.0 ~ 4.3	23,207,600
Subordinated bonds	1.9 ~ 5.9	6,955,515	2.1 ~ 5.9	6,732,687
Other bonds	0.6 ~ 17.0	925,677	1.2 ~ 17.0	942,421

Sub-total		37,504,637		30,882,708

Discounts on bonds		(25,279)		(24,653)

Total		37,479,358		30,858,055

(*)

Included debentures under fair value hedge amounting to 2,767,208 million won and 3,151,172 million won as of December 31, 2020 and 2019 respectively. Also, debentures under cash flow hedge amounting to 857,531 million won and 829,082 million won are included as of December 31, 2020 and 2019 respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Asset retirement obligation	68,402	66,485
Provisions for guarantees (*1)	89,592	92,486
Provisions for unused loan commitments	122,155	112,554
Other provisions (*2)	221,494	172,455

Total	501,643	443,980

(*1)	Provisions for guarantees includes provision for financial guarantee of 66,232 million won and 62,764 million won as of December 31, 2020 and 2019, respectively.

(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	81	(60)	(21)	—
Transfer to expected credit loss for the entire period	(396)	1,639	(1,243)	—
Transfer to credit-impaired financial assets	(12)	(13)	25	—
Net provision (reversal) of unused amount	(1,124)	(11,124)	(6,100)	(18,348)
Business Combination	14,501	—	—	14,501
Others (*)	953	—	—	953

Ending balance	64,804	16,745	8,043	89,592

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	13,568	(13,568)	—	—
Transfer to expected credit loss for the entire period	(317)	532	(215)	—
Transfer to credit-impaired financial assets	(30)	(32)	62	—
Provisions used	(27,711)	—	—	(27,711)
Net provision (reversal) of unused amount	(14,400)	5,611	4,437	(4,352)
Others (*)	34,788	—	—	34,788

Ending balance	50,801	26,303	15,382	92,486

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	8,006	(7,500)	(506)	—
Transfer to expected credit loss for the entire period	(2,704)	3,299	(595)	—
Transfer to credit-impaired financial assets	(174)	(186)	360	—
Net provision (reversal) of unused amount	(6,653)	16,949	(422)	9,874
Business combination	7	—	—	7
Others	(280)	—	—	(280)

Ending balance	63,240	55,726	3,189	122,155

	For the year ended December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	11,771	(11,024)	(747)	—
Transfer to expected credit loss for the entire period	(1,813)	1,945	(132)	—
Transfer to credit-impaired financial assets	(213)	(275)	488	—
Net provision (reversal) of unused amount	(19,394)	7,233	3,117	(9,044)
Others	63	—	—	63

Ending balance	65,038	43,164	4,352	112,554

(3)	Changes in asset retirement for the years ended December 31, 2020 and 2019, obligation are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	66,485	67,200
Provisions provided	806	2,729
Provisions used	(2,958)	(2,276)
Reversal of provisions unused	(106)	(2,926)
Unwinding of discount	459	435
Business combination	219	329
Others	3,497	994

Ending balance	68,402	66,485

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of December 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2020 and 2019, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	172,455	63,637
Provisions provided	232,629	109,875
Provisions used	(181,433)	(6,123)
Reversal of provisions unused	(2,345)	(171)
Foreign currencies translation adjustments	606	1,193
Transfer	(344)	—
Business combination	—	3,820
Others	(74)	224

Ending balance	221,494	172,455

(5)	Others

1)

The Group has been offering Korean won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, the Bureau of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the year ended December 31, 2020, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of December 31, 2020 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of December 31, 2020, the provision for this case is 106.8 billion won and the advance payment is 113.9 billion won.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.
Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.
Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Present value of defined benefit obligation	1,610,680	1,442,859
Fair value of plan assets	(1,564,101)	(1,352,971)

Net defined benefit liabilities (*)	46,579	89,888

(*) Net defined benefit liability of 46,579 million won and 89,888 million won as of December 31, 2020 and 2019 is the subtracted amount of the net defined benefit asset of 5,658 million won 2,582 million won from the net defined benefit liability of 52,237 million won and 92,470 million won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2020	2019
	Beginning balance	1,442,859	1,275,020
	Transfer-in / out	—	93
	Current service cost	174,509	163,369
	Interest cost	34,653	32,693
Remeasurements	Financial assumption	(20,838)	32,831
	Demographic assumptions	4,161	49,453
	Experience adjustments	(4,481)	(33,518)
	Retirement benefit paid	(55,864)	(79,908)
	Foreign currencies translation adjustments	(119)	179
	Business combination	34,001	4,674
	Others	1,799	(2,027)

	Ending balance	1,610,680	1,442,859

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	1,352,971	1,101,911
Transfer-in / out	—	93
Interest income	34,534	30,937
Remeasurements	(7,666)	125
Employer’s contributions	211,505	292,095
Retirement benefit paid	(52,627)	(76,304)
Business combination	27,599	6,369
Others	(2,215)	(2,255)

Ending balance	1,564,101	1,352,971

(4)	Plan assets consist of fixed deposits and others as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Cash and due from banks	1,564,101	1,352,971

Meanwhile, Among plan assets, realized returns on plan assets amount to 26,868 million won and 31,062 million won for the years ended December 31, 2020 and 2019, respectively. The contribution expected to be paid in the next accounting year amounts to 170,637 million won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Current service cost	174,509	163,369
Net interest expense (income)	119	1,756

Cost recognized in net income	174,628	165,125

Remeasurements (*)	(13,492)	48,641

Cost recognized in total comprehensive income	161,136	213,766

(*)	Amount before tax

Retirement benefits related to defined contribution plans recognized as expenses are 3,827 million won, and 3,297 million won for the years ended December 31, 2020 and 2019, respectively.

(6)	Key actuarial assumptions used in net defined benefit liability measurement are as follows:

	December 31, 2020	December 31, 2019
Discount rate	2.13% ~ 2.97%	2.18~2.50%
Future wage growth rate	2.05% ~ 7.00%	1.89~6.00%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 6.74 to a maximum 15.00 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Discount rate	Increase by 1% point	(165,754)	(151,104)
	Decrease by 1% point	195,475	178,434
Future wage growth rate	Increase by 1% point	193,149	176,169
	Decrease by 1% point	(167,037)	(152,174)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	4,028,639	6,131,339
Accrued expenses	2,049,401	2,516,231
Borrowings from trust accounts	2,984,031	3,277,795
Agency business revenue	466,485	362,820
Foreign exchange payables	789,189	1,153,457
Domestic exchange settlement credits	180,251	1,261,928
Lease liabilities	407,431	419,045
Other miscellaneous financial liabilities	3,317,358	2,587,193
Present value discount	(6,968)	(3,041)

Sub-total	14,215,817	17,706,767

Other liabilities:
Unearned income	254,702	224,840
Other miscellaneous liabilities	219,111	195,631

Sub-total	473,813	420,471

Total	14,689,630	18,127,238

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

	December 31, 2019
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	124,737	—	—	—	—	—	—
Swaps	150,731,987	—	111,764	300,750	1,323	—	413,195
Purchase options	460,000	—	—	11,888	—	—	—
Written options	395,789	—	—	—	—	—	9,655
Currency:
Futures	1,934	—	—	—	—	—	—
Forwards	113,988,295	—	—	1,447,811	321	—	1,030,246
Swaps	82,125,050	9,367	—	966,181	5,193	—	1,106,423
Purchase options	1,588,746	—	—	18,835	—	—	—
Written options	2,341,179	—	—	—	—	—	9,403
Equity:
Futures	630,562	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	1,280,436	—	—	1,217	—	—	54,393
Purchase options	8,851,984	—	—	175,221	—	—	—
Written options	8,978,953	—	—	—	—	—	219,831

Total	371,499,663	9,367	111,764	2,921,903	6,837	—	2,843,146

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships the entity applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, USD 6M LIBOR and AUD 3M BBSW. The nominal amounts of hedging instruments related to 3M LIBOR, 6M LIBOR and 3M BBSW in the hedging relationships of the Group are USD 1,800,000,000, USD 500,000,000 and AUD 150,000,000, respectively. The entity pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The entity judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the December 31, 2020, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,767,208 million won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the December 31, 2020, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,936 million won, debentures on foreign currency amounting to 707,595 million won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, SGD, JPY and Korean Won in millions):

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

	December 31, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	350,000,000	2,000,000,000	300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	—	26,635,556	—	26,635,556
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	150,000,000	330,000,000	—	480,000,000
Foreign currencies translation risk
Currency swap (SGD)	136,000,000	68,000,000	—	204,000,000
Currency forward (JPY)	49,325,155	1,059,903,932	—	1,109,229,087

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2020 and December 31, 2019 are as follows:

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

December 31, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swap (EUR)	3M EURIBOR receipt, EUR 0.09% paid
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.8% receipt, KRW 1.45% paid, KRW/USD = 1,155 USD 1M Libor+0.54% receipt, KRW 1.53% paid, KRW/USD = 1,158
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, KRW/SGD = 828
Currency forward (JPY)	KRW/JPY = 10.47

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, AUD, EUR, SGD and JPY):

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000	174,820	28	Derivative assets (designated for hedging)	57,221
Interest rate swap	AUD 150,000,000			Derivative liabilities (designated for hedging)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

	December 31, 2019
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,650,000,000	111,764	—	Derivative assets (designated for hedging)	90,244
Cash flow hedge
Interest rate risk
Interest rate swap	EUR 26,635,556	—	43	Derivative liabilities (designated for hedging)	(43)
Interest rate swap	KRW 100,000	—	1,280	Derivative liabilities (designated for hedging)	(615)
Foreign currency translation risk and interest rate risk
Currency swap	USD 480,000,000	4,070	5,193	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	22,364
Foreign currency translation risk
Currency swap	SGD 204,000,000	5,297	—	Derivative assets (designated for hedging)	8,918
Currency forward	JPY 1,109,229,087	—	321	Derivative liabilities (designated for hedging)	321

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*) After tax amount

	December 31, 2019
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,172	—	91,368	Debentures	(85,984)	—
Cash flow hedge
Interest rate risk
Borrowings in foreign currencies	—	34,443	—	—	Borrowing foreign currency	43	(43)
Debentures	—	99,941	—	—	Debentures	663	(821)
Foreign currencies translation risk and interest rate risk
Debentures	—	554,433	—	—	Debentures	(25,057)	(2,525)
Foreign currencies translation risk
Debentures	—	174,708	—	—	Debentures	(8,315)	(2,304)

(*) After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(1,852)	Other net operating income (expense)

	For the year ended December 31, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,260	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(122)	(74)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(68,270)	(1,049)	5,893	Other net operating income (expense)	64,762	Other net operating income (expense)
	Foreign currencies translation risk	(3,677)	(1,022)	320	Other net operating income (expense)	5,393	Other net operating income (expense)

		For the year ended December 31, 2019
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(658)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	21,420	944	838	Other net operating income (expense)	(23,541)	Other net operating income (expense)
	Foreign currencies translation risk	7,638	1,601	560	Other net operating income (expense)	(8,215)	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Beginning balance	52,259	25,463
New transactions	22,901	53,289
Amounts recognized in losses	(68,221)	(26,493)

Ending balance	6,939	52,259

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or losses.

28.	EQUITY

(1)	Details of equity as of December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	1,895,366	997,544
Capital surplus
Paid in capital in excess of par	608,348	608,348
Equity method	—	1,153
Others	17,763	16,794

Sub-total	626,111	626,295

Capital adjustments
Treasury stocks	—	—
Other adjustments (*1)	(1,775,312)	(1,748,667)

Sub-total	(1,775,312)	(1,748,667)

Accumulated other comprehensive income
Financial assets at FVTOCI	(9,833)	(71,914)
Changes in capital due to equity method	(2,609)	915
Loss from foreign business translation	(298,363)	(152,987)
Remeasurements of defined benefit plan	(261,195)	(270,977)
Loss on evaluation of cash flow hedge	(1,386)	(5,692)
Capital related to noncurrent assets held for sale	1,226	—

Sub-total	(572,160)	(500,655)

Retained earnings (*2) (*3)	19,268,265	18,524,515
Non-controlling interest (*4)	3,672,237	3,981,962

Total	26,725,845	25,492,332

(*1)

Included 178,060 million won in capital transaction profit and loss recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 223,228 million won due to the spin-off of Gyeongnam Bank and Gwangju Bank. During the previous term, the Group entered an agreement to acquire additional interest in the Woori Asset Trust Co., Ltd., and the capital adjustment reduced by 111,242 million won.

(*2)	The earned surplus reserve in retained earnings amounted to 2,547,547 million won and 2,356,246 million won as of December 31, 2020 and 2019, respectively in accordance with the relevant article.
(*3)	The regulatory reserve for credit loss in retained earnings amounted to 62,830 million won as of December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.
(*4)

The hybrid securities issued by Woori Bank amounting to 3,105,070 million won and 3,660,814 million won as of December 31, 2020 and 2019, respectively, are recognized as non-controlling interests. 162,362 million won and 134,421 million won of dividends for the hybrid securities are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2020 and 2019, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million won	3,611,338 million won

(3)

The Group issued 42,103,377 new shares in the stock exchange process with the shareholders of Woori Card for the period from January 11, 2019, to December 31, 2019, which changed the total number of issued shares from 680,164,306 as of the date of establishment to 722,267,683 as of December 31, 2020.

(4)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Securities in local currency	2020-10-23	—	3.00	200,000	—
Issuance cost				(4,634)	(2,456)

Total				1,895,366	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(5)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held for sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	115,167	(30,643)	—	(22,443)	(9,833)
Changes in capital due to equity method	915	(3,171)	—	(1,691)	1,338	(2,609)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(152,486)	—	—	7,110	(298,363)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	13,492	—	—	(3,710)	(261,195)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	4,568	—	—	(262)	(1,386)
Capital related to noncurrent assets held for sale	—	—	—	1,691	(465)	1,226

Total	(500,655)	(22,430)	(30,643)	—	(18,432)	(572,160)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,664 million won are due to disposal of equity securities during the period.

	For the year ended December 31, 2019
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	(24,180)	43,021	(3,573)	(71,914)
Changes in capital due to equity method	302	(1,420)	—	2,033	915
Gain (loss) on foreign currency translation of foreign operations	(244,735)	96,157	—	(4,409)	(152,987)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,244)	—	13,993	(270,977)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	(32,719)	31,756	(860)	(5,692)

Total	(572,210)	(10,406)	74,777	7,184	(500,655)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 29,368 million won are due to disposal of equity securities during the period.

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Beginning balance	2,547,547	2,356,246
Planned provision of regulatory reserve (reversal) for credit loss	20,820	191,301

Ending balance	2,568,367	2,547,547

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2020	2019
Net income before regulatory reserve	1,515,249	2,037,596
Provision of regulatory reserve (reversal) for credit loss	20,820	191,301
Adjusted net income after the provision of regulatory reserve	1,494,429	1,846,295
Dividends to hybrid securities	(48,915)	(4,362)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,445,514	1,841,933
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	2,002	2,725

(7)	Treasury stock

Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2020		December 31, 2019
	Number of shares	Book value	Number of shares	Book value
Beginning balance	2	—	2,728,774	34,113
Acquisition (*)	—	—	57,721,387	799,886
Disposal	—	—	(60,450,159)	(833,999)

Ending balance	2	—	2	—

29.	DIVIDENDS

The dividend and total dividend per share for the fiscal year ending December 31, 2019 were 700 won and 505,587 million won, respectively, approved at the regular shareholders’ meeting held on March 25, 2020 and paid in April 2020.

A dividend in respect of the year ended December 31, 2020, of 360 won per share, amounting to a total dividend of 260,017 million won, is to be proposed to shareholders at the annual general meeting on March 26, 2021. These financial statements do not reflect this dividend payable.

30.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Financial assets at FVTPL	48,612	50,619
Financial assets at FVTOCI	437,527	474,751
Financial assets at amortized cost:
Securities at amortized cost	382,988	436,340
Loans and other financial assets at amortized cost:
Interest on due from banks	53,586	141,330
Interest on loans	8,570,173	9,443,740
Interest of other receivables	30,967	29,990

Subtotal	8,654,726	9,615,060

Total	9,523,853	10,576,770

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Interest on deposits due to customers	2,486,523	3,424,441
Interest on borrowings	269,985	383,213
Interest on debentures	722,551	777,322
Other interest expense	36,964	89,002
Interest on lease liabilities	9,318	9,086

Total	3,525,341	4,683,064

31.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commission received for brokerage	162,653	156,578
Fees and commission received related to credit	195,391	189,597
Fees and commission received for electronic finance	125,107	137,289
Fees and commission received on foreign exchange handling	55,984	61,756
Fees and commission received on foreign exchange	69,017	92,408
Fees and commission received for guarantee	74,647	71,106
Fees and commission received on credit card	507,852	548,580
Fees and commission received on securities business	79,606	113,346
Fees and commission from trust management	160,564	180,290
Fees and commission received on credit information	13,254	12,626
Fees and commission received related to lease	84,164	4,753
Other fees	165,777	140,997

Total	1,694,016	1,709,326

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Fees and commissions paid	246,824	189,789
Credit card commission	424,316	407,689
Brokerage commission	551	775
Others	8,286	8,445

Total	679,977	606,698

32.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income related to financial assets at FVTPL	120,158	86,979
Dividend income related to financial assets at FVTOCI	18,385	20,980

Total	138,543	107,959

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Dividend income recognized from assets held:
Equity securities	18,385	20,980

33.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain on financial instruments at fair value through profit or loss measured at fair value	422,374	58,692
Gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition	(665)	(33,237)

Total	421,709	25,455

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Financial assets at FVTPL	Securities	Gain on transactions and valuation	142,551	186,394
		Loss on transactions and valuation	(122,506)	(80,306)

		Sub-total	20,045	106,088

	Loans	Gain on transactions and valuation	15,299	1,556
		Loss on transactions and valuation	(8,087)	(21)

		Sub-total	7,212	1,535

	Other financial assets	Gain on transactions and valuation	10,902	3,963
		Loss on transactions and valuation	(10,257)	(3,570)

		Sub-total	645	393

	Sub-total		27,902	108,016

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	1,727,585	1,507,254
		Loss on transactions and valuation	(1,998,824)	(1,615,833)

		Sub-total	(271,239)	(108,579)

	Currency derivatives	Gain on transactions and valuation	12,562,354	6,872,513
		Loss on transactions and valuation	(11,906,353)	(6,855,447)

		Sub-total	656,001	17,066

	Equity derivatives	Gain on transactions and valuation	1,835,497	839,196
		Loss on transactions and valuation	(1,825,372)	(796,336)

		Sub-total	10,125	42,860

	Other derivatives	Gain on transactions and valuation	—	695
		Loss on transactions and valuation	(415)	(1,366)

		Sub-total	(415)	(671)

	Sub-total		394,472	(49,324)

Net, total			422,374	58,692

(3)

Details of net gain (loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Loss on equity-linked securities	(665)	(33,237)

34.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the years ended December 31
	2020	2019
Gain on redemption of securities	(57)	15
Gain on transactions of securities	24,195	11,000

Total	24,138	11,015

35.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Impairment loss due to credit loss on financial assets measured at FVTOCI	(1,529)	(3,297)
Reversal of impairment loss due to credit loss on securities at amortized cost	934	1,415
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(792,250)	(385,758)
Reversal of provision on guarantee	18,348	4,352
Reversal of (provision for) unused loan commitment	(9,874)	9,044

Total	(784,371)	(374,244)

36.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2020	2019
Employee benefits	Short-term employee benefits	Salaries	1,638,341	1,584,791
		Employee fringe benefits	506,048	475,238
		Share based payment	7,495	6,328
		Retirement benefit service costs	178,455	168,423
		Termination	202,259	156,441

		Subtotal	2,532,598	2,391,221

Depreciation and amortization			520,969	481,176
Other general and administrative expenses		Rent	78,707	85,705
		Taxes and public dues	129,904	137,137
		Service charges	244,825	235,117
		Computer and IT related	108,810	93,573
		Telephone and communication	72,711	70,220
		Operating promotion	45,891	45,594
		Advertising	94,880	85,887
		Printing	6,954	7,845
		Traveling	7,263	13,255
		Supplies	12,127	7,736
		Insurance premium	10,805	9,668
		Reimbursement	16,500	23,577
		Maintenance	18,367	18,495
		Water, light, and heating	14,993	15,272
		Vehicle maintenance	10,225	10,564
		Others	29,652	34,035

		Sub-total	902,614	893,680

Total			3,956,181	3,766,077

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gain on transactions of foreign exchange	758,347	602,115
Gain related to derivatives (Designated for hedging)	67,395	126,651
Gain on fair value hedged items	9,646	231
Others	63,702	45,706

Total	899,090	774,703

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Losses on transactions of foreign exchange	679,350	192,331
KDIC deposit insurance premium	371,054	333,600
Contribution to miscellaneous funds	327,911	317,667
Losses related to derivatives (Designated for hedging)	82,746	3,686
Losses on fair value hedged items	68,508	86,214
Others (*)	189,959	143,786

Total	1,719,528	1,077,284

(*)

Other expense includes such expenses amounting to 11,890 million won and 22,317 million won, respectively, of intangible asset amortization expense for the years ended December 31, 2020 and 2019, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2020 and 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		9,162 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Number of shares granted (*2)	As of December 31, 2020	602,474 shares
	As of December 31, 2019	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		8,792 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2020	944,343 shares
	As of December 31, 2019	—
Number of shares granted (*2)	As of December 31, 2020	944,343 shares
	As of December 31, 2019	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2020 and 2019, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 13,823 million won and 6,328 million won, respectively.

37.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Gains on valuation of investments in joint ventures and associates	125,602	103,775
Losses on valuation of investments in joint ventures and associates	(23,283)	(16,144)
Impairment losses of investments in joint ventures and associates	(1,242)	(3,634)

Total	101,077	83,997

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Other non-operating incomes	133,195	68,459
Other non-operating expenses	(313,415)	(229,383)

Total	(180,220)	(160,924)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Rental fee income	15,190	10,106
Gains on disposal of investments in joint ventures and associates	3,470	—
Gains on disposal of premises and equipment, intangible assets and other assets	9,715	1,632
Reversal of impairment loss of premises and equipment, intangible assets and other assets	172	103
Others (*)	104,648	56,618

Total	133,195	68,459

(*)	Included 67,427 million won of profit from bargain purchase for the year ended December 31,2020.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Depreciation on investment properties	2,689	2,225
Operating expenses on investment properties	762	834
Losses on disposal of premises and equipment, intangible assets and other assets	2,717	3,433
Impairment losses of premises and equipment, intangible assets and other assets	8,763	28,295
Donation	44,504	62,545
Others (*)	253,980	132,051

Total	313,415	229,383

(*)	Included 224,427 million won of other special losses related to other provisions for the year ended December 31,2020.

38.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Current tax expense:
Current tax expense with respect to the current period	501,223	612,680
Adjustments recognized in the current period in relation to the tax expense of prior periods	4,914	(65,227)

Sub-total	506,137	547,453

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(1,702)	130,816
Income tax expense directly attributable to equity	(18,433)	7,184

Sub-total	(20,135)	138,000

Income tax expense	486,002	685,453

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Net income before income tax expense	2,001,251	2,723,049
Tax calculated at statutory tax rate (*)	514,456	738,476
Adjustments:
Effect of income that is exempt from taxation	(42,440)	(61,730)
Effect of expenses that are not deductible in determining taxable income	19,451	31,549
Adjustments recognized in the current period in relation to the current tax of prior periods	4,914	(65,227)
Others	(10,379)	42,385

Sub-total	(28,454)	(53,023)

Income tax expense	486,002	685,453

Effective tax rate	24.3%	25.2%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended Deferred 31, 2019 and 2018, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense) (*2)	Ending Balance
Gain (loss) on financial assets	278,352	2,243	19,121	(23,221)	276,495
Gain on valuation using the equity method of accounting	10,713	—	21,499	1,385	33,597
Gain (loss) on valuation of derivatives	(75,412)	675	(67,423)	(192)	(142,352)
Accrued income	(66,384)	(4,392)	4,548	—	(66,228)
Provision for loan losses	(52,711)	2,201	4,015	—	(46,495)
Loan and receivables written off	6,893	—	1,328	—	8,221
Loan origination costs and fees	(162,442)	(14,131)	6,377	—	(170,196)
Defined benefit liability	396,302	7,923	41,186	(3,404)	442,007
Deposits with employee retirement insurance trust	(381,776)	(6,369)	(36,858)	97	(424,906)
Provision for guarantee	7,915	3,441	(1,871)	—	9,485
Other provision	88,456	—	(3,283)	—	85,173
Others (*1)	(144,684)	(12,678)	31,494	6,904	(118,964)

Net deferred tax assets	(94,778)	(21,087)	20,133	(18,431)	(114,163)

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 24,059 million won.

	For the year ended December 31, 2019
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense) (*2)	Ending Balance
Gain (loss) on financial assets	372,346	1,360	(91,781)	(3,573)	278,352
Gain on valuation using the equity method of accounting	28,354	90	(17,648)	(83)	10,713
Gain (loss) on valuation of derivatives	(27,507)	6	(48,217)	306	(75,412)
Accrued income	(55,846)	(52)	(10,486)	—	(66,384)
Provision for loan losses	(52,345)	—	(366)	—	(52,711)
Loan and receivables written off	6,672	—	221	—	6,893
Loan origination costs and fees	(154,431)	—	(8,011)	—	(162,442)
Defined benefit liability	360,087	1,131	21,234	13,850	396,302
Deposits with employee retirement insurance trust	(318,330)	(1,131)	(62,458)	143	(381,776)
Provision for guarantee	11,374	—	(3,459)	—	7,915
Other provision	75,194	76	10,958	2,228	88,456
Others (*1)	(204,083)	(6,927)	72,013	(5,687)	(144,684)

Net deferred tax assets	41,485	(5,447)	(138,000)	7,184	(94,778)

(*1)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 21,656 million won.
(*2)	Includes 2,737 million won presented on non-controlling interests.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Deductible temporary differences	327,139	171,714
Tax loss carry forward	97,898	41,546
Taxable temporary differences	(10,409,344)	(8,024,406)

Total	(9,984,307)	(7,811,146)

No deferred income tax asset has been recognized for the deductible temporary difference of 322,083 million won associated with investments in subsidiaries and associates as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future. 5,056 million won associated with others, respectively, as of December 31, 2020, due to the uncertainty that these will be realized in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 10,409,344 million won associated with investment in subsidiaries and associates as of December 31, 2020, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2020, the expected extinctive date of tax loss carry forward that are not recognized as deferred tax assets are as follows (Unit: Korean Won in millions):

	1 year or less	1 – 2 years	2 – 3 years	More than 3 years
Tax loss carry forward	29,979	14,341	34,470	19,108

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Gain on valuation of financial assets at FVTOCI	4,628	27,849
Gain on valuation of equity method investments	3,133	1,748
Gain on foreign currency translation of foreign operations	10,883	3,774
Remeasurements of the net defined benefit liability	101,128	102,120
Gain on derivatives designated as cash flow hedge	556	280

Total	120,328	135,771

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Current tax assets	75,655	47,367
Current tax liabilities	370,718	182,690

39.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2020	2019
Net income attributable to common shareholders	1,307,266	1,872,207
Dividends to hybrid securities	(48,915)	(4,362)
Net income attributable to common shareholders	1,258,351	1,867,845
Weighted average number of common shares outstanding (Unit: million shares)	722	685
Basic EPS (Unit: Korean Won)	1,742	2,727

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days):

	For the year ended December 31, 2020
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	722,267,683	366	264,349,971,978
Treasury stock	2020-01-01 ~ 2020-12-31	(2)	366	(732)

Sub-total (①)				264,349,971,246

Weighted average number of common shares outstanding (②=(①/366)				722,267,681

	For the year ended December 31, 2019
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-12-31	673,271,226	365	245,743,997,490
Purchase of treasury stock	2019-01-08 ~ 2019-12-31	(11,453,702)	358	(4,100,425,316)
Disposal of treasury stock	2019-03-22 ~ 2019-12-31	18,346,782	285	5,228,832,870
Purchase of treasury stock	2019-08-26 ~ 2019-12-31	(1)	128	(128)
Disposal of treasury stock (*)	2019-09-26 ~ 2019-12-31	28,890,707	97	2,802,398,579
Disposal of treasury stock (*)	2019-11-22 ~ 2019-12-31	13,212,670	40	528,506,800
Purchase of treasury stock	2019-12-13 ~ 2019-12-31	(1)	19	(19)

Sub-total (①)				250,203,310,276

Weighted average number of common shares outstanding (②=(①/365)				685,488,521

(*)	In September 2019, Woori Bank disposed of 42,103,377 shares acquired through comprehensive exchange of shares in Woori Card Co., Ltd. and its parent company Woori Financial Group Inc.

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2020 and 2019.

40.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Confirmed guarantees
Guarantee for loans	103,229	89,699
Acceptances	602,014	391,688
Guarantees in acceptances of imported goods	78,395	224,746
Other confirmed guarantees	6,491,608	6,982,889

Sub-total	7,275,246	7,689,022

Unconfirmed guarantees
Local letters of credit	187,146	193,096
Letters of credit	3,025,923	3,081,390
Other unconfirmed guarantees	403,652	771,378

Sub-total	3,616,721	4,045,864

Commercial paper purchase commitments and others	917,489	884,031

Total	11,809,456	12,618,917

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Loan commitments	112,088,680	103,651,674
Other commitments (*)	7,827,774	5,993,608

(*)

As of December 31, 2020 and 2019, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,894,688 million won and 2,582,274 million won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	138 cases	460 cases	119 cases	415 cases
Amount of litigation	413,852	413,744	291,880	391,362
Provisions for litigations		24,336		27,029

(*)	The number of lawsuits as of December 31, 2020 and 2019 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4) Other	commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July, 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 127,335 million won as other financial liabilities for the second sales agreement.

2)

Lime Asset Management Co., Ltd. announced the suspension of redemption of many funds in operation in October 2019. The Group’s total amount of sales of fund under management of Lime Asset Management Co., Ltd.’s subject to redemption suspension is 1,348 accounts and 270.3 billion won at the end of December 2020. In December 2020, Lime Asset Management Co., Ltd.’s business registration was revoked, and funds subject to redemption suspension were transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by distributors. The Financial Supervisory Dispute Meditation Committee was held on February 23, 2021 for incomplete sales of vendors, and the obligation to compensate investors for some of the losses may be changed by the Dispute Mediation Committee’s decision and the Board’s approval.

3)

As of December 31, 2020, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 44 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the company fails to fulfill the construction completion obligation. As of December 31, 2020, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 1,389,356 million won. Although additional losses may occur in relation to the construction completion obligations, the financial statements at December 31, 2020 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

41.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2020 and 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2020 and 2019 are as follows. Please refer to Note 13 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2020	December 31, 2019
Associates	W Service Networks Co., Ltd.	Loans	21	23
		Loss allowance	—	(1)
		Deposits due to customers	2,183	1,881
		Accrued expenses	6	6
		Other liabilities	459	429
	Korea Credit Bureau Co., Ltd.	Loans	1	3
		Deposits due to customers	2,311	26
		Other liabilities	5	—
	Korea Finance Security Co., Ltd.	Loans	3,440	1,860
		Loss allowance	(6)	(3)
		Deposits due to customers	1,927	1,371
		Other liabilities	1	—
	Chin Hung International Inc.	Loans	257	244
		Loss allowance	(3)	(2)
		Deposits due to customers	8,715	5,381
		Other liabilities	171	321
	LOTTE CARD Co. Ltd.	Loans	7,500	7,500
		Loss allowance	(77)	(30)
		Other assets	12	—
		Deposits due to customers	2,697	2,726
		Other liabilities	113	—
	K BANK Co., Ltd.	Loans	104	141
		Account receivables	26	24
		Other assets	2	4
	Well to Sea No.3 Private Equity Fund	Loans	—	4,490
		Loss allowance	—	(8)
		Deposits due to customers	4,997	714
		Other liabilities	—	47
	Others (*1) (*2)	Loans	—	84
		Loss allowance	—	(84)
		Other assets	651	338
		Deposits due to customers	5,831	5,577
		Other liabilities	5	172

(*1)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of December 31, 2020.

(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd. and DAEA SNC Co., Ltd. and etc., as of December 31, 2019.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the year December 31
Related parties		Account title	2020	2019
Associates	W Service Network Co., Ltd.	Other income	32	32
		Interest expenses	13	20
		Fees expenses	525	448
		Reversal of allowance for credit loss	(4)	(3)
		Other expenses	2,174	1,423
	Korea Credit Bureau Co., Ltd.	Interest expenses	5	29
		Fees expenses	3,155	2,608
	Korea Finance Security Co., Ltd.	Interest income	70	—
		Interest expenses	3	9
		Provisions for allowance for credit loss	3	8
		Other expenses	100	112
	Chin Hung International Inc	Interest expenses	19	35
		Provision for (reversal of) allowance for credit loss	(145)	44
	LOTTE CARD Co., Ltd.	Interest income	311	213
		Fees income	2,748	593
		Interest expenses	68	53
		Provision for allowance for credit loss	171	30
	K BANK Co., Ltd.	Fees income	1,763	1,468
	Well to Sea No.3 Private Equity Fund	Interest income	1,883	1,774
		Interest expenses	5	11
		Reversal of allowance for credit loss	(55)	(18)
	Others (*1) (*2)	Fees income	2,677	1,281
		Dividends income	52	—
		Other income	16	17
		Interest expenses	28	55
		Reversal of allowance for credit loss	—	(5)

(*1)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of December 31, 2020.

(*2)

Others include Saman Corporation, Woori-Shinyoung Growth-Cap Private Equity Fund, Uri Hanhwa Eureka Private Equity Fund, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd. and etc, as of December 31, 2019.

(3)	Major loan transactions with related parties for the years ended December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	337	339	21
	Korea Credit Bureau Co., Ltd.	3	17	19	1
	Korea Finance Security Co., Ltd.	1,860	2,133	553	3,440
	Chin Hung International Inc	244	2,575	2,562	257
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,942	1,979	104
	Well to Sea No. 3 Private Equity Fund	4,490	—	4,490	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2019
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	69	315	361	23
	Korea Credit Bureau Co., Ltd.	7	26	30	3
	Korea Finance Security Co., Ltd.	57	2,426	623	1,860
	Chin Hung International Inc	241	2,338	2,335	244
	LOTTE CARD Co., Ltd.	—	7,500	—	7,500
	K BANK Co., Ltd.	185	2,249	2,293	141
	Well to Sea No. 3 Private Equity Fund	1,857	2,633	—	4,490

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the year December 31, 2020 and 2019 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,737	2,024	863
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2019
Related parties		Beginning balance	Increase	Decrease	Ending balance (*1)
Associates	Saman Corporation (*2)	2,436	86	—	2,522
	W Service Networks Co., Ltd	1,180	1,460	1,460	1,180
	Chin Hung International Inc	765	400	765	400
	Partner One Value Up I Private Equity Fund	1,403	1,617	1,870	1,150
	Korea Credit Bureau Co., Ltd.	6,000	—	6,000	—
	Korea Finance Security Co., Ltd.	535	25	560	—

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.
(*2)	Excluded from the related parties due to the loss of significant influence for the year ended December 31, 2020.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2020 and 2019.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2020	December 31, 2019	Warranty
Korea Finance Security Co., Ltd.	820	400	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	32	Unused loan commitment
W Service Network Co., Ltd.	179	177	Unused loan commitment
Chin Hung International Inc.	16,167	32,055	Unused loan commitment
K BANK Co., Ltd.	196	159	Unused loan commitment
Well to Sea No.3 Private Equity Fund	—	210,510	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	150,000	Unused loan commitment

As of December 31, 2020 and 2019, the recognized payment guarantee provisions are 284 million won and 384 million won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2020	December 31, 2019	Warranty
Well to Sea No.3 Private Equity Fund	—	584,377	Open interest
Together-Korea Government Private Pool Private Securities Investment Trust No.3	990,000	—	Open interest
Woori-Q Corporate Restructuring Private Equity Fund	53,572	—	Open interest
PCC-Woori LP Secondary Fund	7,575	—	Open interest
Union Technology Finance Investment Association	10,500	—	Open interest
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	15,424	—	Open interest
Genesis Environmental Energy Company 1st Private Equity Fund	916	—	Open interest
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	625	—	Open interest
Woori-Shinyoung Growth-Cap Private Equity Fund I	39,335	—	Open interest
Woori G Senior Loan No.1	53,041	—	Open interest
JC Assurance No.2 Private Equity Fund	1,650	—	Open interest
Woori Seoul Beltway Private Special Asset Fund	43,402	—	Open interest
Woori G Clean Energy No.1	7,485	—	Open interest

(8)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Short-term employee salaries	22,778	13,427
Retirement benefit service costs	910	783
Share-based compensation	3,519	2,494

Total	27,207	16,704

Major management shall be executives and outside directors of Woori Financial Group and major subsidiaries, and includes the CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,888 million won and 2,414 million won, as of December 31, 2020 and December 31, 2019 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,155 million won and 6,543 million won, respectively, as of December 31, 2020 and December 31, 2019,

42.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2020	December 31, 2019	For the years ended December 31
			2020	2019
Trust accounts	64,317,167	60,288,399	886,210	1,118,746

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables:
Trust fees receivables	33,761	31,533

Payables:
Deposits due to customers	353,598	392,453
Borrowings from trust accounts	1,639,869	2,730,806

Total	1,993,467	3,123,259

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Revenue:
Trust fees	86,196	171,072
Termination fees	1,430	488

Total	87,626	171,560

Expense:
Interest expenses on deposits due to customers	1,502	6,684
Interest expenses on borrowings from trust accounts	16,010	40,489

Total	17,512	47,173

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying value of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Partial principal guaranteed trusts
Personal trust	9,179	9,430
Corporate trust	625	630
Deposit purpose	1,596	1,651

Sub-total	11,400	11,711

Principal guaranteed trusts
Old-age pension trusts	3,112	3,298
Personal pension trusts	505,762	516,913
Pension trusts	813,323	824,735
Retirement trusts	29,528	34,374
New personal pension trusts	7,671	7,807
New old-age pension trusts	1,297	1,742

Sub-total	1,360,693	1,388,869

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	349	871

Sub-total	368	890

Total	1,372,461	1,401,470

2)	The amounts that the Bank must pay by the operating results of the principal guaranteed trusts or the principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Liabilities for the account (subsidy for Trust account adjustment)	16	35

43.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows: (Unit: Korean Won in millions):

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within five years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease as of December 31, 2020 is as follows. (Unit: Korean Won in millions):

Unearned interest income
Total investment in lease	654,759
Net investment in lease	586,195
Present value of minimum lease payments	586,133
Present value of unguaranteed residual value	62

Unearned interest income	68,564

2)	Operating lease

①	The details of operating lease assets as of December 31, 2020 are as follows: (Unit: Korean Won in millions):

Vehicles
Acquisition cost	1,507,156
Accumulated depreciation	(390,981)

Net carrying value	1,116,175

②	The details of changes in operating lease assets as of December 31, 2020 are as follows: (Unit: Korean Won in millions):

Amount
Beginning balance	—
Acquisition	118,256
Disposal	(21,963)
Depreciation	(52,504)
Business combination	1,071,111
Others	1,275

Ending balance	1,116,175

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

Amount
Within one year	240,005
After one year but within five years	223,074
After two years but within three years	156,859
After three years but within four years	80,174
After four years but within five years	24,992

Total	725,104

④	There is no adjusted lease fee recognized as profit or loss for the year ended December 31, 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments
Within one year	173,885	161,251
After one year but within five years	200,844	232,985
After five years	34,787	40,698

Total	409,516	434,934

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Total cash outflows from lease	207,305	220,163

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2020	2019
Lease payments for short-term leases	1,760	1,964
Lease payments for which the underlying asset is of low value	751	332

Total	2,511	2,296

(3)

As mentioned in Note 2, the Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 20,602 million won, to reflect changes in lease payments arising from the rent concession.

44.	BUSINESS COMBINATION

(1)	General

The Group acquired substantial control over Aju Capital Co., Ltd. on October 20, 2020, and completed the acquisition of 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) stake in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020.The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non-bank business portfolio.

The operating profit and net loss of Woori Financial Capital Co., Ltd., reflected in the consolidated statement of comprehensive income for the three months after the date of obtaining substantial control(October 20, 2020), are 21,163 million won and 30,349 million won, respectively. Had Woori Financial Capital Co., Ltd. been acquired from January 1, 2020, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Financial Capital Co., Ltd. for 138,116 and 58,980 million won, respectively.

(2)	Identifiable net assets

Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

		Amount
Assets	Cash and cash equivalents	259,275
	Financial assets at FVTPL	575,569
	Financial assets at amortized cost (*1)	6,489,669
	Investment properties	10,557
	Premises and equipment and right-of-use assets	7,367
	Intangible assets (*2)	8,681
	Deferred tax assets	6,676
	Other assets	1,103,542
	Sub-total	8,461,336
Liabilities	Financial liabilities	7,559,535
	Provisions	21,129
	Deferred tax liabilities	27,762
	Other liabilities	48,327
	Sub-total	7,656,753

Fair value of net identifiable assets		804,583

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Financial Capital Co., Ltd. is 6,669,123 million won (including 4,531 million won in financial lease receivables), and the contractual cash flows that are not expected to be recovered as of the acquisition date are 179,454 million won. (including 710 million won in financial lease receivables)

(*2)

As 61,396 million won of Woori Financial Capital Co., Ltd.’s goodwill recognized at the acquisition of Woori Savings Bank is not an identifiable asset, it has been fully deducted. As the core deposits of Woori Savings Bank are determined to be separately identifiable intangible assets, an additional 1,278 million won was recognized, which was calculated by the fair value assessment through cost reduction method. The cost reduction method is to evaluate the reduced capital raising cost discounted as present value by comparing the cost of financing through deposits generated from stable customer relationships with the cost of financing through other sources.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

(3)	Profit from bargain purchase

Recognized profit from bargain purchase as a result of business combination are as follows (Unit: Korean Won in million):

Amount
Transfer price	572,333
Fair value of net identifiable asset	804,583
Non-controlling interest (*1)	164,823
Profit from bargain purchase (*2)	67,427

(*1)	The Group measured the non-controlling interest in Woori Financial Capital acquired as of December 31, 2020 at fair value.
(*2)	Included in other non-operating income in the consolidated comprehensive income statement.

In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Financial Capital Co., Ltd. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth. The Group also acquired core deposit intangibles held by Woori Financial Savings Bank as part of the acquisition of Woori Financial Capital Co., Ltd. It was recognized separately from goodwill because it met the reparability criteria to meet the recognition requirements for intangible assets.

(4)	Business combination cost

The Group incurred 1,071 million won, including legal fees and due diligence fees, in relation to the business combination, and the amount was recognized as a fee expense in the consolidated statement of comprehensive income of the Group.

(5)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

Amount
Consideration paid in cash	572,333
Acquired cash and cash equivalents	259,275

Deduction in total	313,058

45.	EVENTS AFTER THE REPORTING PERIOD

On March 5, 2021, the Group entered into a share purchase agreement to acquire 100% interests of Woori Savings Bank (common stock 12,160,398 shares) from one of the subsidiaries, Woori Financial Capital Co., Ltd.